                                                                    Exhibit 99.1

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
AB Svensk Exportkredit:

    We have audited the accompanying consolidated and parent company balance sheets of AB Svensk Exportkredit (Swedish Export Credit Corporation) (the "Company") as of December 31, 2002 and 2001, and the related consolidated and parent company statements of income and of cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated and parent company financial statements referred to above present fairly, in all material respects, the respective financial position of the Company at December 31, 2002 and 2001, and the respective results of operations and of cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with generally accepted accounting principles in Sweden.

    Accounting principles generally accepted in Sweden vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected consolidated results of operations for each of the years in the three-year period ended December 31, 2002 and consolidated shareholders' funds as of December 31, 2002 and 2001, to the extent summarized in Note 33 to the consolidated financial statements. As more fully described in Note 33 to the consolidated financial statements, the originally reported amount of net income for the year ended December 31, 2001 under U.S GAAP has been restated.

                                             KPMG
                                             By  /s/ Anders Liner
                                                 ------------------------------------------
                                                 Anders Liner
                                                 Authorized Public Accountant


Stockholm, Sweden
February 20, 2003 except Note 32 and
Note 33 which are as of March 31, 2003

                             AB SVENSK EXPORTKREDIT
                      (SWEDISH EXPORT CREDIT CORPORATION)

                       CONSOLIDATED STATEMENTS OF INCOME

SEK (EXCLUSIVE OF THE S-SYSTEM)

                                              2002                        2001                        2000
                                   -------------------------   --------------------------  --------------------------
                                   CONSOLIDATED     PARENT     CONSOLIDATED     PARENT     CONSOLIDATED     PARENT
                                      GROUP        COMPANY        GROUP        COMPANY        GROUP         COMPANY
                                   ------------  ------------  ------------  ------------  ------------  ------------
                                                                    (SKR M)
Interest revenues................       4,838.4       4,843.8       6,911.7       6,917.5       7,347.1       7,353.1
Interest expenses................      -4,040.2      -4,040.2      -6,081.0      -6,081.2      -6,451.6      -6,452.1
                                   ------------  ------------  ------------  ------------  ------------  ------------
NET INTEREST REVENUES (NOTES 4,
  5).............................         798.2         803.6         830.7         836.3         895.5         901.0
Commissions earned (NOTE 6)......          18.5          14.0          12.8          12.8           1.5           1.5
Commissions incurred (NOTE 6)....          -6.5          -6.5          -7.7          -7.7          -6.6          -6.6
Remuneration from the S-system...          33.0          33.0          36.7          36.7          36.7          36.7
Net results of financial
  transactions (NOTES 7, 8)......          -0.7          -0.7           6.0           6.0          18.6          18.6
Other operating income
  (NOTE 9).......................           0.9           1.8           8.2           8.1          16.8          16.8
Administrative expenses
  (NOTE 10)......................        -166.4        -170.4        -150.7        -157.0        -125.7        -132.0
Depreciations of non-financial
  assets (NOTES 11, 12, 13)......          -7.5          -5.4          -6.3          -4.2          -5.6          -3.4
Other operating expenses
  (NOTE 9).......................          -5.1          -4.3          -0.7           0.0          -1.3          -0.7
                                   ------------  ------------  ------------  ------------  ------------  ------------
OPERATING PROFIT.................         664.4         665.1         729.0         731.0         829.9         831.9

Changes in untaxed reserves
  (NOTE 15)......................          n.a.          15.0          n.a.          19.3          n.a.         157.4

Taxes (NOTE 16)..................        -184.7        -188.5        -188.3        -193.7        -228.1        -272.2
                                   ------------  ------------  ------------  ------------  ------------  ------------
NET PROFIT FOR THE YEAR..........         479.7         491.6         540.7         556.6         601.8         717.1


The above income statements do not include the S-system, the results of which are shown below.

S-SYSTEM

                                                                   2002             2001             2000
                                                              --------------   --------------   --------------
                                                                                  (SKR M)
Interest revenues...........................................           592.5            622.7            584.9
Interest expenses...........................................          -786.4           -853.3           -919.0
                                                              --------------   --------------   --------------
NET INTEREST EXPENSES (NOTES 4, 5)..........................          -193.9           -230.6           -334.1
Remuneration to SEK.........................................           -33.0            -36.7            -36.7
Foreign exchange effects (NOTE 7)...........................             2.6            -12.9             -7.8
REIMBURSEMENT FROM THE STATE................................           224.3            280.2            378.6
                                                              --------------   --------------   --------------
Net.........................................................             0.0              0.0              0.0

See accompanying notes to the consolidated financial statements.

                             AB SVENSK EXPORTKREDIT
                      (SWEDISH EXPORT CREDIT CORPORATION)

                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31, 2002                     DECEMBER 31, 2001
                                                    -----------------------------------   -----------------------------------
                                                    CONSOLIDATED    PARENT     OF WHICH   CONSOLIDATED    PARENT     OF WHICH
                                                       GROUP        COMPANY    S-SYSTEM      GROUP        COMPANY    S-SYSTEM
                                                    ------------   ---------   --------   ------------   ---------   --------
                                                                                     (SKR M)
ASSETS
Cash in hand......................................         0.0          0.0        0.0           0.0          0.0         0.0
Treasuries/government bonds (Note 18).............     6,008.5      6,008.5       75.3      17,599.1     17,599.1        73.4
  Of which current assets.........................    (5,031.2)    (5,031.2)     (75.3)    (16,510.3)    (16,510.3)     (73.4)
  Of which fixed assets...........................      (977.3)      (977.3)        --      (1,088.8)    (1,088.8)         --
Credits to credit institutions (Note 17)..........    12,984.7     12,973.6    6,537.5      15,361.8     15,361.7     8,480.8
Credits to the public (Note 17)...................    26,048.2     26,048.2    4,964.2      30,149.2     30,149.2     7,001.5
Other interest-bearing securities (Note 18).......    79,393.7     79,393.7         --      75,819.5     75,819.5          --
  Of which current assets.........................   (49,001.9)    (49,001.9)       --     (47,479.0)    (47,479.0)        --
  Of which fixed assets...........................   (30,391.8)    (30,391.8)       --     (28,340.5)    (28,340.5)        --
    Of which credits..............................   (29,912.1)    (29,912.1)       --     (28,074.2)    (28,074.2)        --
Shares in subsidiaries (Note 19)..................        n.a.        113.5         --          n.a.        103.6          --
Non-financial assets (Note 11, 12, 13)............       178.0         59.8         --         139.3         18.9          --
Other assets (Note 20)............................     4,526.0      4,593.6      160.9       6,498.1      6,537.3       190.2
Prepaid expenses and accrued revenues (Note 21)...     3,399.4      3,399.2      139.9       3,973.8      3,973.8       232.9
                                                     ---------     ---------   --------    ---------     ---------   --------
TOTAL ASSETS......................................   132,538.5     132,590.1   11,877.8    149,540.8     149,563.1   15,978.8
                                                     ---------     ---------   --------    ---------     ---------   --------

LIABILITIES, ALLOCATIONS AND
  SHAREHOLDERS' FUNDS
Borrowing from credit institutions (Note 22)......       611.9        611.9        8.6       1,510.6      1,510.6        12.5
Borrowing from the public (Note 22)...............        33.4         33.4        0.0          92.9         92.9         0.0
Senior securities issued (Note 22)................   111,968.3     111,968.3   3,170.1     121,697.5     121,697.5    5,158.6
Other liabilities (Note 23).......................    10,547.8     10,578.3       65.0      13,887.4     13,889.6       292.5
Lending/(borrowing) between SEK and the
  S-system........................................          --           --    8,393.0            --           --    10,186.4
Accrued expenses and prepaid revenues (Note 24)...     2,988.8      2,988.4      241.1       3,565.6      3,565.3       328.8
Allocations (Note 25).............................       399.0         18.2         --         403.4         18.4          --
Subordinated securities issued (Note 26)..........     2,224.6      2,224.6         --       4,738.0      4,738.0          --
                                                     ---------     ---------   --------    ---------     ---------   --------
Total liabilities and allocations.................   128,773.8     128,423.1   11,877.8    145,895.4     145,512.3   15,978.8
Untaxed reserves (Note 15)........................        n.a.      1,360.0         --          n.a.      1,375.0          --
Share capital.....................................       990.0        990.0         --         990.0        990.0          --
Non-distributable reserves........................     1,132.7        140.0         --       1,129.9        140.0          --
                                                     ---------     ---------   --------    ---------     ---------   --------
Total non-distributable capital...................     2,122.7      1,130.0         --       2,119.9      1,130.0          --
Profit carried forward............................     1,162.3      1,185.4         --         984.8        989.2          --
Net profit for the year...........................       479.7        491.6         --         540.7        556.6          --
                                                     ---------     ---------   --------    ---------     ---------   --------
Total distributable capital.......................     1,642.0      1,677.0         --       1,525.5      1,545.8          --
                                                     ---------     ---------   --------    ---------     ---------   --------
Total shareholders' funds (Note 27)...............     3,764.7      2,807.0         --       3,645.4      2,675.8          --
                                                     ---------     ---------   --------    ---------     ---------   --------
TOTAL LIABILITIES, ALLOCATIONS
  AND SHAREHOLDERS' FUNDS.........................   132,538.5     132,590.1   11,877.8    149,540.8     149,563.1   15,978.8
                                                     ---------     ---------   --------    ---------     ---------   --------
COLLATERAL PROVIDED
Collateral provided...............................        NONE         NONE       NONE          NONE         NONE        NONE
Interest-bearing securities (Note 1 (l)).
  Subject to lending..............................       329.6        329.6         --         109.4        109.4          --

CONTINGENT LIABILITIES (NOTE 28).                         NONE         NONE       NONE          NONE         NONE        NONE

COMMITMENTS
Committed undisbursed credits (Note 28)...........    11,848.6     11,848.6    10,124.1     16,443.9     16,443.9    12,087.6
                                                     ---------     ---------   --------    ---------     ---------   --------

See accompanying notes to the consolidated financial statements.

                             AB SVENSK EXPORTKREDIT
                      (SWEDISH EXPORT CREDIT CORPORATION)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                       (A)                                   2002                       2001                        2000
------------------------------------------------   -------------------------  -------------------------  ------------------------
                                                   CONSOLIDATED    PARENT     CONSOLIDATED    PARENT     CONSOLIDATED    PARENT
                                                       GROUP       COMPANY        GROUP       COMPANY       GROUP        COMPANY
                                                   ------------  -----------  ------------  -----------  ------------  -----------
                                                                                       (SKR M)
CASH FLOWS FROM OPERATING ACTIVITIES

Net profit for the year.........................          479.7        491.6         540.7        556.6         601.8        717.1
ADJUSTMENTS TO RECONCILE NET PROFIT TO NET
  CASH PROVIDED BY OPERATING ACTIVITIES:
Changes in untaxed reserves.....................            n.a        -15.0          n.a.        -19.3          n.a.       -157.4
Increase(+)/decrease(-) in deferred taxes.......           -4.2          0.0         -10.5         -5.1         -44.1         n.a.
Depreciations...................................            7.5          5.4           6.3          4.2           5.6          3.4
Increase(-)/decrease(+) in prepaid expenses
  and accrued revenues..........................          574.6        574.6         531.0        531.0        -102.3       -102.3
Decrease(-)/increase(+) in accrued expenses and
  prepaid revenues..............................         -576.9       -577.0        -944.1       -943.7         286.5        286.4
Decrease(+)/increase(-) in derivative
  instruments with positive or negative values..       -1,691.5     -1,691.5        -188.6       -188.6      11,078.1     11,078.1
Other changes--net..............................          323.7        323.7      -1,589.0     -1,725.1        -283.0       -278.1
Disbursements of credits (B)....................       -7,896.4     -7,896.4     -17,576.0    -17,576.0      -7,759.8     -7,759.8
Repayments of credits, including effects of
  currency translations.........................       14,598.7     14,598.6      17,562.7     17,562.8       3,567.2      3,567.2
Net increase(-)/decrease(+) in bonds and
  securities held (C)...........................        8,016.4      8,016.5      17,517.9     17,517.9     -21,887.7    -21,887.7
Other changes related to credits--net (B).......         -224.2       -213.1       2,169.5      2,169.5         150.6        150.6
                                                   ------------  -----------  ------------  -----------    ----------   ----------
NET CASH (USED IN)/PROVIDED BY OPERATING
  ACTIVITIES                                           13,607.4     13,617.4      18,019.9     17,884.2     -14,387.1    -14,382.5
                                                   ------------  -----------  ------------  -----------    ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures............................          -46.2        -56.2          -5.0         -5.1          -6.5         -6.5
                                                   ------------  -----------  ------------  -----------    ----------   ----------
NET CASH (USED IN)/PROVIDED BY INVESTING
  ACTIVITIES                                              -46.2        -56.2          -5.0         -5.1          -6.5         -6.5
                                                   ------------  -----------  ------------  -----------    ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES

Net decrease (-)/increase (+) in originally
  short-term debt................................       5,968.8      5,968.8     -41,809.8    -41,809.8      21,777.3     21,777.3
Proceeds from issuance of long-term senior
  debt...........................................      44,926.5     44,926.5      37,957.0     37,957.0      18,416.5     18,416.5
Proceeds from issuance of long-term subordinated
  debt...........................................            --           --            --           --         442.9        442.9
Repayments of long-term senior subordinated
  debt...........................................      -2,513.4     -2,513.4            --           --            --           --
Repayments of long-term senior debt, including
  effects of currency translations on all debt...     -67,592.3    -67,592.3     -11,655.7    -11,519.9     -25,912.8    -25,917.4
Dividend paid....................................        -360.4       -360.4        -401.0       -401.0      -1,725.1     -1,725.1
Own long-term debt repurchased, net change.......       6,009.6      6,009.6      -2,105.4     -2,105.4       1,394.8      1,394.8
                                                     ----------  -----------  ------------  -----------  ------------   ----------
NET CASH (USED IN)/PROVIDED BY FINANCING
  ACTIVITIES                                          -13,561.2    -13,561.2     -18,014.9    -17,879.1      14,393.6     14,389.0
                                                     ----------  -----------  ------------  -----------  ------------   ----------
Net increase(+)/decrease(-) in cash and cash
  equivalents....................................           0.0          0.0           0.0          0.0           0.0          0.0
Cash and cash equivalents at beginning of
  period.........................................           0.0          0.0           0.0          0.0           0.0          0.0
                                                     ----------  -----------  ------------  -----------  ------------   ----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD (B)...           0.0          0.0           0.0          0.0           0.0          0.0
                                                     ----------  -----------  ------------  -----------  ------------   ----------

------------------------------
(A) The statements of cash flows have been drawn up in accordance with principles applied by the Swedish Financial Accounting Standards Council's recommendation number 7--Accounting Recommendation for Cash Flows.
(B) Deposits with banks are included as one component of credits to credit institutions. However, the gross amount of new deposits made during the year has not been included in the amount of Disbursements of credits. Instead, the net change during the year in deposits has been included in Other changes--net. The amount of deposits with banks at December 31, 2002 was Skr
    375.5 million (151.5).
    Such amounts are not included in the amounts of Cash in hand on the balance sheet.
(C) Net increase(-)/decrease(+) in credits granted against documentation in the form of interest-bearing securities are included as one component in Net increase/decrease in bonds and securities held.

See accompanying notes to the consolidated financial statements.

                             AB SVENSK EXPORTKREDIT
                      (SWEDISH EXPORT CREDIT CORPORATION)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    All amounts are in Skr million, unless otherwise indicated.

SWEDISH FINANCIAL SUPERVISORY AUTHORITY'S REGULATIONS REGARDING ANNUAL REPORTS

    This annual report has been prepared in compliance with regulations of the Swedish Financial Supervisory Authority regarding annual reports for Credit Institutions and Securities Companies and the Swedish Financial Accounting Standards Council's recommendations.

INTRODUCTORY NOTE

THE PARENT COMPANY COMPARED WITH THE CONSOLIDATED GROUP

    AB Svensk Exportkredit ("the Company") reports separate Income Statements and Balance Sheet Statements for the Consolidated Group and the Parent Company.

    The Consolidated Group (the "Consolidated Group" or the "Group") comprises SEK (the "Parent Company") and its wholly owned subsidiaries AB SEKTIONEN and AB SEK Securities (the "Subsidiaries). AB SEKTIONEN's most material asset is its building, serving as SEK's headquarters, and it does not presently operate any business other than renting its building to SEK. AB SEK Securities is a securites company under the supervision of the Swedish Financial Supervisory Authority. AB SEK Securities was established during 2002.

    The information in the following notes represents, unless otherwise stated, both the Consolidated Group and the Parent Company.

NOTE 1.  ACCOUNTING PRINCIPLES APPLIED

INTRODUCTION

    Swedish accounting legislation, as well as the related accounting regulations of the Swedish Financial Supervisory Authority, have been adapted to applicable EU directives. The regulations apply to Swedish credit institutions, including SEK.

    The regulations include, among other things, specific rules for "hedge accounting". Hedge accounting enables reporting based on common valuation principles for financial assets and financial liabilities which, acquired for that purpose, together hedge the holder against unfavorable changes in the net values of the same. Hedge accounting also has been applied in prior years.

THE FOLLOWING ACCOUNTING POLICIES HAVE BEEN APPLIED:

        (a) CONSOLIDATION. The consolidated financial statements have been drawn up based on the purchase method. Thus, in the consolidation, the acquisition price of the shares of the Subsidiaries and the equity of the Subsidiaries, at the date of the acquisition, have been eliminated. The difference (surplus value) between the two amounts relates wholly to the building owned by the AB SEKTIONEN and is consolidated accordingly. Thus, the Consolidated Balance Sheet principally reflects the same situation as would have been the case if the Parent Company had directly owned the building. All intercompany accounts and transactions have been eliminated in consolidation.

        No untaxed reserves are reported in the Consolidated Balance Sheet, nor are revenues and expenses, including taxes, related to untaxed reserves reported in the Consolidated Income Statement. Instead, in the Consolidated Balance Sheet, the untaxed reserves are broken down by

    (i) an after-tax portion, reported as one component of non-distributable reserves, and (ii) a portion representing deferred taxes, reported as one component of "allocations". Any changes in the untaxed reserves are reported as adjustments to the relevant items in the Consolidated Balance Sheet. However, untaxed reserves are disclosed in the Balance Sheet of the Parent Company as are changes in untaxed reserves in the Income Statement of the Parent Company. Accordingly, some line items in the Balance Sheets and Income Statements are applicable only to the Parent Company or the Consolidated Group, as the case may be. For line items that are not applicable, the abbreviation "n.a." has been used.

        (b) S-SYSTEM. SEK administers, against compensation, the State's export credit support system and the State's tied aid credit program (the "S-system"). Pursuant to agreements between SEK and the State, as long as any credits or borrowings remain outstanding, all interest differentials, financing costs and net foreign exchange losses under the S-system will be reimbursed by the State. Settlements of such are made in arrears, for certain programs every four months and for other programs every three months. Claims for reimbursement from the State (and liabilities for reimbursement to the State) are reported as "Due from the State" (see also
    Note 20) until settled.

        (c) S-SYSTEM STATEMENTS. Separate income statements are shown for the S-system. Amounts included in such income statements are not included in income statements of the Consolidated Group and the Parent Company.

        With regard to balance-sheet statements, all amounts related to the S-system are included in the relevant amounts shown for the Consolidated Group and the Parent Company. However, in the balance-sheet statements are also included columns with the heading "Of which S-system", where the S-system-related items are shown separately.

        Assets and liabilities related to the administration of the S-system are assets and liabilities, respectively, of SEK. However, the results under such system are settled between SEK and the State as described in Note 1
    (b).

        (d) ACCRUAL BASIS ACCOUNTING. The SEK-group applies the accrual basis of accounting. However, in the S-system certain items are reported on cash basis in compliance with an agreement between SEK and the State (see also
    Note 1(b)).

        (e) PAYMENT OR BUSINESS DAY REPORTING. The reporting on the balance sheet is based on business transaction days, however, in the case of credits and debt, on payment days.

        (f) GROSS BASIS REPORTING. The reporting of all interest revenues and interest expenses is made on a gross basis with the exception of interest revenues and interest expenses related to derivative instruments. In accordance with the regulations of the Swedish Financial Supervisory Authority, interest revenues and interest expenses related to derivative instruments are reported on a net basis.

        (g) CURRENT AND FIXED FINANCIAL ASSETS. Financial assets are classified as "current financial assets" or "fixed financial assets".

        (h) UNTAXED RESERVES. In accordance with Swedish tax law, the Parent Company maintains certain untaxed reserves. (See also Note 1(a).)

        (i) CURRENCY TRANSLATION. Assets and liabilities in foreign currencies have been translated to Swedish kronor at the year-end exchange rates (see
    Note 2). Currency exchange effects are included as one component of "net results of financial transactions".

        Revenues and expenses denominated in foreign currencies are translated to Swedish kronor at the current exchange rate as of the respective day of accrual. Any changes in the currency exchange rates between the relevant currencies and Swedish kronor related to the period between the day of accrual and the day of settlement are reported as currency exchange effects.

        (j) SECURITIES. The following principles have been applied with regard to interest-bearing securities ("securities" or "interest-bearing securities"):

        Securities acquired with the purpose of hedging the return on SEK's equity during the tenor of the securities, and aimed to be held to maturity ("held-to-maturity account securities"), are classified as fixed financial assets and reported at amortized cost.

        Securities included in interest-rate and currency-exchange-rate hedged transactions ("hedge account securities") are classified as current financial assets and reported--in accordance with the hedge accounting rules--at amortized cost. Hedge account securities are offset mainly by other items, mostly liabilities, with matching principal or notional amounts, interest rates and currencies, such that the Company's exposure to changes in net values of the same due to movements in interest and exchange rates is hedged.

        Securities in the Trading Portfolio ("trading account securities" or "Trading Securities"), as defined by the regulations of the Swedish Financial Supervisory Authority, are classified as current financial assets and reported at market value. (It should be noted that, in accordance with the Company's policies, only limited exposures to interest rates and/or currency fluctuations are allowed.) The difference between market value and amortized cost (unrealized net gains or losses) of Trading Securities is reported as one component of net results of financial transactions in accordance with the Swedish Financial Supervisory Authority's regulations.

        Realized gains and losses in connection with sales of hedge account securities are deferred and amortized as one component of interest revenues or interest expenses, as the case may be, while such gains and losses in connection with sales of other securities are reported as one component of net results of financial transactions.

        Credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets.

        The reporting of securities will, according to regulations of the Swedish Financial Supervisory Authority, be broken down by two component categories, namely (i) "Treasuries, etc., eligible for refinancing with central banks", and (ii) "Other interest-bearing securities". Since SEK has no legal right to refinance any securities with the Swedish Central Bank, the first heading may, in SEK's opinion, confuse the reader of the relevant statement. To avoid such confusion, SEK has determined to instead use the term "Treasuries/government bonds". All the above statements in this Note 1
    (j) apply to both categories of securities, i.e., to "Treasuries/government bonds" and to "Other interest-bearing securities".

        (k) DEPOSITS. Under the regulations of the Swedish Financial Supervisory Authority, deposits with banks are reported as one component of "credits to credit institutions".

        (l) REPURCHASE AGREEMENTS AND BOND LENDING. Repurchase agreements are reported as financial transactions on the balance sheet. Securities lent to other parties are reported as securities on the balance sheet. However, according to regulations of the Swedish Financial Supervisory Authority, securities/assets sold subject to repurchase agreements and securities/assets lent to other parties will--although not formally representing collateral--be reported under the heading "Collateral Provided".

        (m) PAST-DUE CREDITS AND PROBLEMATIC CREDITS. Past-due credits are credits or other assets on which interest or principal has been contractually past-due for more than 60 days. Problematic credits are doubtful credits (or other assets), and restructured credits (or other assets). Doubtful credits (or other assets) are credits (or other assets) that are past due or where the payments most likely will not be fulfilled according to the terms of agreement. Restructured credits (or other assets) are credits (or other assets) on which the interest-rate has been reduced to below commercial levels.

        (n) PROVISIONS FOR PROBABLE CREDIT LOSSES. Provisions for potential credit losses are made if and when SEK determines that the obligor under a credit, or another asset held, and the existing guarantee or collateral are likely to fail to cover SEK's full claim. Such determinations are made for each individual credit/asset. No such provisions were made in 2002, 2001 nor 2000. There has been no need to make any provision in groups for individually valued claims.

        (o) DEPRECIATION. Office equipment is depreciated "according to plan" by 20 percent per annum of acquisition cost. Buildings and building equipment are depreciated at the highest amounts allowable for tax purposes. Further, additional non tax-deductible depreciations are made on the consolidated acquisition cost of the building held by AB SEKTIONEN, such that the annual consolidated depreciation on that building is 1.5 percent of the acquisition cost. Intangible assets consisting of computer systems and software are depreciated by 20 percent per annum, which represents the estimated useful life, from the point in time when the new systems will be used in production.

        (p) REACQUIRED DEBT. SEK from time to time reacquires its debt instruments. The nominal value of reacquired debt is deducted from the corresponding liability on the balance sheet. Unless the instrument has been repurchased with the intention of cancellation, any discount or premium in connection with the repurchase is amortized during the remaining contractual tenor of the instrument.

        (q) DERIVATIVE INSTRUMENTS. In its normal course of business, SEK uses, and is a party to, different types of derivative instruments, mostly interest-rate related and currency-exchange-rate related instruments, exclusively for the purpose of hedging or eliminating SEK's interest-rate and currency-exchange-rate exposures.

        Such instruments are reported, in accordance with the hedge accounting rules, at amortized cost.

        Net receivables or liabilities related to individual currency-exchange-rate related instruments are reported on the balance sheet as one component of "other assets" or "other liabilities", as the case may be. The amounts included in "other assets" or "other liabilities", related to such instruments, only reflect the differences between the nominal value of the receivable or asset constituent, on the one hand, and the liability constituent, on the other hand, of each such instrument held.

        Counterparty exposures in derivative instruments and off-balance sheet contracts are calculated and included in the reporting of capital adequacy in accordance with the Swedish Financial Supervisory Authority's regulations.

        (r) PENSION OBLIGATIONS. The Company's compulsory pension obligations are covered by insurance. However, the Company also has certain additional contractual pension obligations. These are non-tax-deductible when provided for, and are reported as one component of "allocations".

        See information regarding additional contractual pensions obligations,
    Note 10.

        (s) INTANGIBLE ASSETS. The Swedish Financial Accounting Standards Council's recommendation number 15, Intangible Assets, has been applied from the financial year 2002 regarding the capitalized part of the investment in the IT-system in progress. Such recommendation has earlier not been applicable for SEK. The basis for capitalization is external direct costs of materials, services utilized in developing or obtaining internal-use computer software, and pay-roll related costs for employees directly associated with an internal-use computer software project.

        (t) INCOME TAX. Income tax for the profit or loss for the year comprises current and deferred taxes. Current tax is the expected tax payable on the taxable income for the financial year. Deferred tax includes deferred tax in the untaxed reserves of the individual Group companies and deferred taxes on taxable temporary differences.

        (u) CERTAIN REFERENCES. In certain cases, references are made in the "Notes to the Consolidated Financial Statements" to information included in item 5.e "Operating and Financial Review and Prospects--Risk Management" including subsections "Credit or Counterparty Risks", "Market Risks" and "Funding and Liquidity Risks", and in item 5.d "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Adequacy" elsewhere in this report. Such information shall be deemed to be included herein by reference.

NOTE 2.  CURRENCY EXCHANGE RATES

    Assets, liabilities and off-balance sheet contracts denominated in foreign currencies (i.e., other currencies than Swedish kronor) have been translated to Swedish kronor at the year-end exchange rates between such currencies and Swedish kronor.

    The relevant exchange rates for the currencies representing the largest portions of SEK's in the balance sheet reported net assets and liabilities were the following (expressed in Swedish kronor per unit of each foreign currency):

                                                     2002                    2001                    2000
                                             ---------------------   ---------------------   ---------------------
                                             EXCHANGE   PORTION AT   EXCHANGE   PORTION AT   EXCHANGE   PORTION AT
CURRENCY                                       RATE      YEAR-END      RATE      YEAR-END      RATE      YEAR-END
--------                                     --------   ----------   --------   ----------   --------   ----------
EUR........................................   9.1925       26.7%       9.419       16.8%      8.8570       22.8%
JPY........................................  0.07395       22.2%     0.08125       19.9%     0.08315       29.6%
USD........................................    8.825       21.0%     10.6675       42.8%       9.535       26.2%
SKR........................................     1.00       14.8%        1.00       10.9%        1.00       14.7%
CHF........................................   6.3235        4.1%      6.3600        2.2%      5.8135        1.7%
ZAR........................................     1.01        3.2%          --         --           --         --
Others.....................................       --        8.0%          --        7.4%          --        5.0%

NOTE 3. ASSETS, LIABILITIES AND OFF-BALANCE SHEET CONTRACTS DENOMINATED IN FOREIGN CURRENCIES

    Assets, liabilities and off-balance sheet contracts denominated in foreign currencies are included in the total amount of assets, liabilities and off-balance sheet contracts reported by the following amounts (expressed in millions of Swedish kronor).

                                            2002                                    2001
                           ---------------------------------------   -----------------------------------
                           CONSOLIDATED      PARENT      OF WHICH    CONSOLIDATED    PARENT     OF WHICH
                              GROUP         COMPANY      S-SYSTEM       GROUP        COMPANY    S-SYSTEM
                           ------------   ------------   ---------   ------------   ---------   --------
Total assets.............    132,538.5       132,590.1    11,877.8     149,540.8    149,563.1   15,978.8
Of which denominated in
  foreign currencies.....    102,092.8       102,091.9    11,037.3     119,077.1    119,054.2   14,949.6
Total liabilities........    128,773.7       128,423.1    11,877.8     145,895.3    145,512.3   15,978.8
Of which denominated in
  foreign currencies.....    117,928.3       117,929.2    11,120.4     134,875.4    134,875.4   14,960.4

                                                          2002                         2001
                                               ---------------------------   ------------------------
                                               CONSOLIDATED      PARENT      CONSOLIDATED    PARENT
                                                  GROUP         COMPANY         GROUP        COMPANY
                                               ------------   ------------   ------------   ---------
Total nominal amount of off-balance sheet
  contracts and commitments..................    255,462.9       255,462.9     260,518.1    260,518.1
Of which denominated in foreign currencies...    236,557.3       236,557.3     241,803.6    241,803.6

    In the case of off-balance sheet contracts, individual contracts that include both an asset-constituent and a liability-constituent have been included in the category "of which denominated in foreign currencies" if at least one constituent of the contract is denominated in a foreign currency. Although large gross amounts of assets and liabilities are denominated in foreign currencies, only limited net currency exchange exposures are allowed under SEK's policy with regard to foreign currency exposures. See Item 5.e "Operating and Financial Review and Prospects--Risk management--Currency Risks".

    If the translation from foreign currencies to Swedish kronor would have been made at the end of year 2002 with the translation rates that were applicable at the end of the year 2001, the volume of total assets at the end of year 2002 would have been Skr 141.8 billion, i.e., Skr 9.3 billion more than actually reported. Of that amount, Skr 5.3 billion relates to lending and Skr
4.0 billion relates to interest-bearing securities.

NOTE 4.  NET INTEREST REVENUES

                                      2002                                 2001                                 2000
                       ----------------------------------   ----------------------------------   ----------------------------------
                       CONSOLIDATED    PARENT               CONSOLIDATED    PARENT               CONSOLIDATED    PARENT
                          GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM
                       ------------   --------   --------   ------------   --------   --------   ------------   --------   --------
Interest revenues
  were related to:
Credits to credit
  institutions.......      599.4        598.9      375.0        975.4        967.6      384.5       1,194.8     1,187.5      340.3
Credits to the
  public.............      720.6        720.6      207.2        944.3        944.3      220.6       1,037.3     1,037.3      218.4
Interest-bearing
  securities.........    3,528.1      3,528.1        7.6      4,977.5      4,977.5        9.7       5,110.5     5,110.5       14.6
Other items..........       -9.7         -3.8        2.7         14.5         28.1        7.9           4.5        17.8       11.6
                         -------      -------     ------      -------      -------     ------      --------     --------    ------
Total interest
  revenues...........    4,838.4      4,843.8      592.5      6,911.7      6,917.5      622.7       7,347.1     7,353.1      584.9
Interest expenses
  were related to:
Borrowings from
  credit
  institutions.......      112.0        111.8      215.1        214.0        206.3      448.2         244.2       236.9      499.0
Borrowings from the
  public.............       11.2         11.2        3.2         18.8         18.8       11.8          10.9        10.9        0.0
Senior securities
  issued.............    4,147.9      4,147.9      362.6      3,481.7      3,481.7      384.0       7,000.6     7,000.7      594.1
Subordinated
  securities issued..      247.4        247.4         --        291.5        291.5         --         268.4       268.3         --
Derivative
  instruments........     -514.8       -514.8      204.8      2,065.7      2,065.7        9.1      -1,080.8     -1,080.8    -174.1
Other items..........       36.5         36.7        0.7          9.3         17.2        0.2           8.3        16.1        0.0
                         -------      -------     ------      -------      -------     ------      --------     --------    ------
Total interest
  expenses...........    4,040.2      4,040.2      786.4      6,081.0      6,081.2      853.3       6,451.6     6,452.1      919.0

Net interest
  revenues...........      798.2        803.6     -193.9        830.7        836.3     -230.6         895.5       901.0     -334.1

    SEK's policy with regard to counterparty exposures states that SEK will be selective in accepting counterparty exposures. See Item 5.e "Operating and Financial Review and Prospects--Risk management--Credit or Counterparty Risks".

    Interest revenues related to derivative instruments are deducted from interest expenses since the derivative instruments, in most cases, are hedging securities issued.

    The average interest rate on credits outstanding under the category "credits to the public" at year-end was 3.8 percent (2001: 3.8, 2000: 3.4) under the M-system and 3.2 percent (2001: 3.3, 2000: 3.7) under the S-system. It should be noted that such interest rates represent aggregated information related to fixed-rate as well as floating-rate credits denominated in varying currencies with varying maturities.

NOTE 5.  INTEREST-RATE EXPOSURES

    See Item 5.e "Operating and Financial Review and Prospects--Risk management--Market Risks--Interest Rate Risks" for information about SEK's policy with regard to interest-rate exposures and SEK's interest-rate exposures at year-end.

NOTE 6.  NET COMMISSION REVENUES

                                      2002                                 2001                                 2000
                       ----------------------------------   ----------------------------------   ----------------------------------
                       CONSOLIDATED    PARENT               CONSOLIDATED    PARENT               CONSOLIDATED    PARENT
                          GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM
                       ------------   --------   --------   ------------   --------   --------   ------------   --------   --------
Commissions earned
  were related to:
Financial consultant
  commissions........       5.2          5.2         --          2.7          2.7         --          1.5          1.5           --
Other commissions
  earned.............       8.8          8.8         --         10.1         10.1         --           --           --           --
Capital market
  commissions........       4.5           --         --           --           --         --           --           --           --
                           ----         ----     --------       ----         ----     --------       ----         ----     --------
--Total commissions
  earned.............      18.5         14.0         --         12.8         12.8         --          1.5          1.5           --
Commissions incurred
  were related to:
Risk capital
  guarantee from
  shareholders.......       6.0          6.0         --          6.0          6.0         --          6.0          6.0           --
Financial consultant
  commissions........       0.5          0.5         --          1.7          1.7         --          0.6          0.6           --
                           ----         ----     --------       ----         ----     --------       ----         ----     --------
--Total commissions
  incurred...........       6.5          6.5         --          7.7          7.7         --          6.6          6.6           --

Net commission
  revenues...........      12.0          7.5         --          5.1          5.1         --         -5.1         -5.1           --

NOTE 7.  NET RESULTS OF FINANCIAL TRANSACTIONS

                                      2002                                 2001                                 2000
                       ----------------------------------   ----------------------------------   ----------------------------------
                       CONSOLIDATED    PARENT               CONSOLIDATED    PARENT               CONSOLIDATED    PARENT
                          GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM
                       ------------   --------   --------   ------------   --------   --------   ------------   --------   --------
Net results of
  financial
  transactions were
  related to:
Currency exchange
  effects............      -5.4         -5.4       2.6          12.6         12.6      -12.9        -16.5        -16.5       -7.8
Unrealized losses
  related to
  interest-bearing
  securities and
  other financial
  instruments........      -2.2         -2.2        --          -4.6         -4.6         --         -7.9         -7.9         --
Realized profits(+)/
  losses(-) related
  to interest-
  bearing securities
  and other financial
  instruments........       6.9          6.9        --          -2.0         -2.0         --         41.1         41.1         --
Realized profit
  related to shares
  held...............        --           --        --            --           --         --          1.9          1.9         --
                           ----         ----       ---          ----         ----      -----        -----        -----       ----
Total results of
  financial
  transactions.......      -0.7         -0.7       2.6           6.0          6.0      -12.9         18.6         18.6       -7.8

NOTE 8.  CURRENCY EXCHANGE EXPOSURES

    See Item 5.e "Operating and Financial Review and Prospects--Risk management--Market Risks--Currency Risks" for information about SEK's policy with regard to currency exchange exposures and SEK's currency exchange exposures at year-end.

NOTE 9.  OTHER OPERATING INCOME AND EXPENSES

                                      2002                                 2001                                 2000
                       ----------------------------------   ----------------------------------   ----------------------------------
                       CONSOLIDATED    PARENT               CONSOLIDATED    PARENT               CONSOLIDATED    PARENT
                          GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM
                       ------------   --------   --------   ------------   --------   --------   ------------   --------   --------
OTHER OPERATING
  INCOME:
Remuneration related
  to excess funds to
  the benefit of
  policyholders of
  certain pension
  insurance
  companies..........       --           --          --         6.3          6.3          --         16.7         16.7           --
Effects related to
  compensation from
  S-system...........       --           --          --         1.1          1.1          --           --           --           --
Other................      0.9          1.8          --         0.8          0.8          --          0.1          0.1           --
                           ---          ---      --------       ---          ---      --------       ----         ----     --------
Total other operating
  income.............      0.9          1.8          --         8.2          8.2          --         16.8         16.8           --

                                      2002                                 2001                                 2000
                       ----------------------------------   ----------------------------------   ----------------------------------
                       CONSOLIDATED    PARENT               CONSOLIDATED    PARENT               CONSOLIDATED    PARENT
                          GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM
                       ------------   --------   --------   ------------   --------   --------   ------------   --------   --------
OTHER OPERATING
  EXPENSES:
Value adjustment of
  claims for
  policyholders of
  certain pension
  insurance
  companies..........      3.5          3.5          --          --            --         --          --           --            --
Effects related to
  compensation to
  S-system...........      0.7          0.7          --          --            --         --         0.7          0.7            --
Other................      0.9          0.1          --         0.7            --         --         0.6           --            --
                           ---          ---      --------       ---        --------   --------       ---          ---      --------
Total other operating
  expenses...........      5.1          4.3          --         0.7            --         --         1.3          0.7            --

NOTE 10.  ADMINISTRATIVE EXPENSES

                                             2002                      2001                      2000
                                    -----------------------   -----------------------   -----------------------
                                    CONSOLIDATED    PARENT    CONSOLIDATED    PARENT    CONSOLIDATED    PARENT
                                       GROUP       COMPANY       GROUP       COMPANY       GROUP       COMPANY
                                    ------------   --------   ------------   --------   ------------   --------
ADMINISTRATIVE EXPENSES WERE
  RELATED TO:
PERSONNEL EXPENSES:
Salaries and remuneration to the
  Board of Directors and the
  President(1)....................       4.0          4.0          5.0          5.0          4.5          4.5
Salaries..........................      56.4         55.0         47.4         47.4         38.7         38.7
Pensions(2).......................      19.2         18.7         13.2         13.2          9.5          9.5
Social insurance..................      21.7         21.3         18.5         18.5         14.6         14.6
Other personnel expenses..........       8.2          8.2         14.1         14.1         10.7         10.7
                                       -----        -----        -----        -----        -----        -----
Total personnel expenses..........     109.5        107.2         98.2         98.2         78.0         78.0

Other administrative expenses:
The company's real estate and
  premises........................       3.8         10.6          2.9          9.2          3.6          9.9
Other expenses....................      53.1         52.6         49.6         49.6         44.1         44.1
                                       -----        -----        -----        -----        -----        -----
-- Total other administrative
  expenses........................      56.9         63.2         52.5         58.8         47.7         54.0

Total administrative expenses.....     166.4        170.4        150.7        157.0        125.7        132.0

(1) 2001 and 2000 included
  salaries and remunerations to
  the previous Executive Vice
  President
(2) Of which: Calculated pension
  expenses........................       1.2          1.2          2.2          2.2          2.2          2.2
  Pension premium expenses (3)....      18.0         17.5         11.0         11.0          7.3          7.3
(3) Of which Skr 1.2 million
  relates to the President and of
  which Skr 1.0 million in excess
  of what is tax-deductible. Skr
  2.8 million pertains to other
  key officers included in senior
  management, of which Skr 1.5
  million is in excess of what is
  tax-deductible.

    In addition to the information in the Report of Directors and in Note 1 (r), which is prepared on the basis of the provisions of the Swedish Act on Annual Accounts, the following information about certain officers and directors is provided in accordance with a recommendation of the Swedish Industry and Commerce Stock Exchange Committee:

    The Chairman of the Board of Directors received Skr 0.2 million for 2002 (2001: 0.2, 2000: 0.1) in remuneration.

    The President's remuneration consists of basic salary, bonus and other benefits. The President received in total Skr 3.2 million for 2002 (2001: 3.0, 2000: 2.8) in remuneration, of which bonus Skr 0.8 million (2001: 0.6, 2000:
0.4). The bonus is related to targets in the company's business plan approved by the Board of Directors. Of the total remuneration to the President, Skr
3.0 million (2001: 3.0, 2000: 2.8) is qualifying income for pension purposes. His retirement age is 60 years, with a pension, to the benefit of himself, of 75 percent of his final salary up to 65 years after which it reduces. Such commitment is covered by insurance and includes survivors' pension.

    The remuneration to other key officers included in the senior management consists of basic salary, bonus and other benefits. The amount of the remuneration to other key officers in the senior management was Skr
8.6 million, of which Skr 1.3 million was bonus. The bonus relates to individual set targets and targets defined in the business plan. Of the total remuneration to the key officers Skr 7.6 million is qualifying income for pension purposes. For certain key officers in the senior management, if their employment contracts are terminated by the Company, there is an agreement to pay such officers compensation during a two-year period, although any salary received in new employment will be deducted. Key officers included in the senior management have a retirement age between 60 and 65 years. The pension commitments are covered by insurance, are defined benefit and include survivors' pension.

    Remuneration to the auditors and related audit companies

                                                  2002                     2001                     2000
                                         ----------------------   ----------------------   ----------------------
                                                     CONSULTANT               CONSULTANT               CONSULTANT
                                         AUDIT FEE      FEE       AUDIT FEE      FEE       AUDIT FEE      FEE
                                         ---------   ----------   ---------   ----------   ---------   ----------
AUDIT COMPANY..........................
Deloitte & Touche......................     0.1          --           --          --           --          --
Ernst & Young AB.......................     0.2         1.1          0.2          --          0.2          --
KPMG...................................     4.1         3.9          3.4         5.0          2.0         0.4
Ohrlings PricewaterhouseCoopers........     0.1          --          0.1          --          0.2          --
                                            ---         ---          ---         ---          ---         ---
Total remuneration.....................     4.5         5.0          3.7         5.0          2.4         0.4

    Audit fee includes also auditing of stock exchange reporting and issue prospectus.

NOTE 11.  OFFICE AND BUILDING EQUIPMENT

                                         2002                      2001                      2000
                                -----------------------   -----------------------   -----------------------
                                CONSOLIDATED    PARENT    CONSOLIDATED    PARENT    CONSOLIDATED    PARENT
                                   GROUP       COMPANY       GROUP       COMPANY       GROUP       COMPANY
                                ------------   --------   ------------   --------   ------------   --------
Acquisition cost..............       33.6        33.6          41.3        41.3          36.7        36.7
Accumulated depreciation at
  year-end....................      -13.4       -13.4         -22.9       -22.9         -19.0       -19.0
Of which made during the
  year........................      (-4.4)      (-4.4)        (-4.2)      (-4.2)        (-3.4)      (-3.4)
                                    -----       -----         -----       -----         -----       -----
Book value....................       20.2        20.2          18.4        18.4          17.7        17.7

See also Note 1 (o).

NOTE 12.  BUILDINGS AND LAND

                                         2002                      2001                      2000
                                -----------------------   -----------------------   -----------------------
                                CONSOLIDATED    PARENT    CONSOLIDATED    PARENT    CONSOLIDATED    PARENT
                                   GROUP       COMPANY       GROUP       COMPANY       GROUP       COMPANY
                                ------------   --------   ------------   --------   ------------   --------
Buildings:
Acquisition cost..............      142.8          0.7        142.8          0.7        142.8          0.7
Accumulated depreciation at
  year-end....................      -24.2         -0.3        -22.0         -0.3        -20.0         -0.2
  Of which made during the
    year......................      (-2.1)        (0.0)       (-2.1)        (0.0)       (-2.2)        (0.0)
                                    -----       ------        -----       ------        -----       ------
Book value....................      118.6          0.4        120.8          0.4        122.8          0.5
Taxable value.................       46.9          0.4         37.2          0.3         32.5          0.3

Land:
Acquisition cost..............        0.1          0.1          0.1          0.1          0.1          0.1
Accumulated depreciation at
  year-end....................         --           --           --           --           --           --
  Of which made during the
    year......................        (--)         (--)         (--)         (--)         (--)         (--)
                                    -----       ------        -----       ------        -----       ------
Book value....................        0.1          0.1          0.1          0.1          0.1          0.1
Taxable value.................       37.7          0.2         29.9          0.2         26.2          0.2

Buildings and land:
Total acquisition cost........      142.9          0.8        142.9          0.8        142.9          0.8
Total accumulated depreciation
  at year-end.................      -24.2         -0.3        -22.0         -0.3        -20.0         -0.2
  Of which made during the
    year......................      (-2.1)        (0.0)       (-2.1)        (0.0)       (-2.2)        (0.0)
                                    -----       ------        -----       ------        -----       ------
Total book value..............      118.7          0.5        120.9          0.5        122.9          0.6
Total taxable value...........       84.6          0.6         67.2          0.5         58.7          0.5

See also Note 1 (o).

NOTE 13.  INTANGIBLE ASSETS

                                         2002                      2001                      2000
                                -----------------------   -----------------------   -----------------------
                                CONSOLIDATED    PARENT    CONSOLIDATED    PARENT    CONSOLIDATED    PARENT
                                   GROUP       COMPANY       GROUP       COMPANY       GROUP       COMPANY
                                ------------   --------   ------------   --------   ------------   --------
Acquisition cost..............       40.1        40.1           --          --            --          --
Accumulated amortization at
  year-end....................       -1.0        -1.0           --          --            --          --
Of which made during the
  year........................      (-1.0)      (-1.0)         (--)        (--)          (--)        (--)
                                    -----       -----          ---         ---           ---         ---
Book value....................       39.1        39.1           --          --            --          --

See also Note 1 (s).

NOTE 14.  COUNTERPARTY RISK EXPOSURES

    SEK's policy with regard to counterparty risk exposures is described in Item 5.e "Operating and Financial Review and Prospects-- Risk management--Credit or Counterparty Risks". Further, included in the specified section is the table "Total Counterparty Risk Exposures" showing SEK's counterparty exposures, broken down by different categories of contracts, at year-end.

NOTE 15.  UNTAXED RESERVES

                                                                2002       2001       2000
                                                              --------   --------   --------
                                                               PARENT     PARENT     PARENT
                                                              COMPANY    COMPANY    COMPANY
                                                              --------   --------   --------
Tax equalization reserve:
Opening balance.............................................       --         --      147.4
Dissolution during the year.................................       --         --     -147.4
Closing balance.............................................       --         --         --
                                                              -------    -------    -------

Tax allocation reserve:
Opening balance.............................................  1,375.0    1,394.3    1,404.3
Dissolution during the year.................................   -245.2     -263.6     -262.3
Allocation during the year..................................    230.2      244.3      252.3
                                                              -------    -------    -------
Closing balance.............................................  1,360.0    1,375.0    1,394.3
  Of which:
    1995 Tax allocation reserve                                    --         --      263.6
    1996 Tax allocation reserve                                    --      245.2      245.2
    1997 Tax allocation reserve                                 219.2      219.2      219.2
    1998 Tax allocation reserve                                 218.5      218.5      218.5
    1999 Tax allocation reserve                                 195.5      195.5      195.5
    2000 Tax allocation reserve                                 252.3      252.3      252.3
    2001 Tax allocation reserve                                 244.3      244.3         --
    2002 Tax allocation reserve                                 230.2         --         --

    In the financial statements of the Consolidated Group, the untaxed reserves of the Group companies are allocated by 72 percent to "non-distributable reserves" and by 28 percent to deferred taxes (related to untaxed reserves), included as one component of "allocations", in the Balance Sheet. Changes in the amounts reported as deferred taxes are included in "taxes" in the Income Statement.

Accordingly, the amounts related to the Group companies' untaxed reserves are included in the statements of the Consolidated Group as shown below:

                                                               2002           2001           2000
                                                           ------------   ------------   ------------
                                                           CONSOLIDATED   CONSOLIDATED   CONSOLIDATED
                                                              GROUP          GROUP          GROUP
                                                           ------------   ------------   ------------
BALANCE SHEET:
Opening balance included in
"non-distributable reserves".............................       989.9        1,003.8        1,117.1
Net change during the year...............................       -10.6          -13.9         -113.3
                                                              -------        -------        -------
Closing balance included in
"non-distributable reserves".............................       979.3          989.9        1,003.8

Opening balance reported as "deferred taxes" (included in
"allocations")...........................................       385.0          390.4          434.5
Net change during the year...............................        -4.2           -5.4          -44.1
                                                              -------        -------        -------
Closing balance reported as "deferred taxes" (included in
"allocations")...........................................       380.8          385.0          390.4

Total opening balance included in "allocations" and "non-
distributable reserves"..................................     1,375.0        1,394.3        1,551.7
Total net change during the year.........................       -14.8          -19.3         -157.4
                                                              -------        -------        -------
Total closing balance included in "allocations" and
"non-distributable reserves".............................     1,360.2        1,375.0        1,394.3

Income statement:
Amount included in "taxes" related to net change during
the year in "deferred taxes".............................        -4.2           -5.4          -44.1

NOTE 16.  TAXES

                                         2002                      2001                      2000
                                -----------------------   -----------------------   -----------------------
                                CONSOLIDATED    PARENT    CONSOLIDATED    PARENT    CONSOLIDATED    PARENT
                                   GROUP       COMPANY       GROUP       COMPANY       GROUP       COMPANY
                                ------------   --------   ------------   --------   ------------   --------
Provision for taxes for the
  year........................      191.2       190.8         205.2       205.2         282.7       282.7
Less: Credit for foreign
  taxes.......................       -0.8        -0.8          -6.4        -6.4         -10.5       -10.5
Change in deferred taxes
  related to other assets.....       -1.6        -1.6            --          --            --          --
Change in deferred taxes
  related to allocations......        0.1         0.1          -5.1        -5.1            --          --
Change in deferred taxes
  related to untaxed
  reserves....................       -4.2         n.a          -5.4         n.a         -44.1        n.a.
                                    -----       -----         -----       -----         -----       -----
Net amount of taxes...........      184.7       188.5         188.3       193.7         228.1       272.2

    As from year 2001 deferred taxes are accounted for in accordance with the Swedish Financial Accounting Standards Council's recommendation number 9--Income Taxes.

    The nominal tax rate amounts to 28 percent (2001: 28, 2000: 28) and the effective tax rate amounts to 27.8 percent (2001: 25.8, 2000: 27.5).

DIFFERENCE BETWEEN NOMINAL AND EFFECTIVE TAX RATE

                                                               2002           2001           2000
                                                           ------------   ------------   ------------
                                                           CONSOLIDATED   CONSOLIDATED   CONSOLIDATED
%                                                             GROUP          GROUP          GROUP
-                                                          ------------   ------------   ------------
Nominal income tax rate..................................      28.0           28.0           28.0
Depreciation on consolidated surplus value...............       0.1            0.1            0.1
Other non tax-deductible costs...........................       0.2            0.0            0.5
Credit for foreign taxes.................................      -0.1           -0.6           -1.1
Non-taxable income.......................................       0.0           -1.2            0.0
Change in deferred taxes related to allocations..........       0.0           -0.7            0.0
Other items..............................................      -0.4            0.2            0.0
                                                               ----           ----           ----
Effective tax rate.......................................      27.8           25.8           27.5

    Deferred taxes are calculated based on nominal tax rates. Exceptions from that rule are only made in the case of acquisitions based on net worth when the tax effects have been an important part of the business transaction. In that case the deferred taxes are calculated based on the acquisition cost. If the deferred taxes instead should have been calculated based on the nominal tax rate an accumulated deferred tax liability amounting to Skr 32.5 million (2001: 33.1, 2000: 33.6) would have been posted to the balance sheet.

NOTE 17.  CREDITS OUTSTANDING

                                                       2002                                 2001
                                        ----------------------------------   ----------------------------------
                                        CONSOLIDATED    PARENT    OF WHICH   CONSOLIDATED    PARENT    OF WHICH
                                           GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM
                                        ------------   --------   --------   ------------   --------   --------
Credits to credit institutions........    12,984.7     12,973.6    6,537.5     15,361.8     15,361.7    8,480.8
Credits to the public.................    26,048.2     26,048.2    4,964.2     30,149.2     30,149.2    7,001.5
                                          --------     --------   --------     --------     --------   --------
Total credits outstanding.............    39,032.9     39,021.8   11,501.7     45,511.0     45,510.9   15,482.3
Of which denominated in:
Swedish kronor........................    11,526.6     11,515.5      694.2     21,397.3     21,397.2      893.6
Foreign currencies....................    27,506.3     27,506.3   10,807.5     24,113.7     24,113.7   14,588.7
Deposits with banks included in
  "credits to credit institutions",
  repurchase agreements and cash on
  demand..............................    -3,474.9     -3,463.8      -20.5     -3,224.1     -3,224.0      -27.9
Credits reported as interest-bearing
  securities (A)......................    29,912.1     29,912.1         --     28,074.2     28,074.2         --
Total credits outstanding, including
  credits reported as interest-bearing
  securities, but excluding deposits
  with banks..........................    65,470.1     65,470.1   11,481.2     70,361.1     70,361.1   15,454.4

------------------------
(A) Under the amended regulations, credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets.

    Credits outstanding are classified as fixed financial assets.

    The counterparty exposures related to credits outstanding are shown in Item 5.e "Operating and Financial Review and Prospects--Risk management--Credit or Counterparty Risks" in the table "Total Counterpart Risk Exposures".

    The maturity profile of SEK's credit portfolio, i.e., credits outstanding and credits committed, is included as one component of the graph "Development over Time of SEK's Available Funds" shown in 5.e "Operating and Financial Review and Prospects--Risk management--Funding and Liquidity Risks".

    The following information with regard to past-due credits outstanding is included in accordance with regulations of Swedish Financial Supervisory Authority. See also Notes 1(m) and 1(n).

    Past-due credits and Problematic credits at year-end

                                                  2002                                 2001
                                   ----------------------------------   ----------------------------------
                                   CONSOLIDATED    PARENT    OF WHICH   CONSOLIDATED    PARENT    OF WHICH
                                      GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM
                                   ------------   --------   --------   ------------   --------   --------
PAST-DUE CREDITS(B):
Aggregate amount of principal and
  interest past-due..............       64.3        64.3        1.4          43.7        43.7       3.1
Principal amount not past-due on
  such credits...................      622.1       622.1       27.1         106.2       106.2       8.4

------------------------
(B) All past-due credits are covered by guarantees SEK believes are adequate.

    The average interest rate on credits outstanding at year-end 2002 under the category "Past-due credits" was 3.9 percent.

NOTE 18.  INTEREST-BEARING SECURITIES

    Under the regulations, credits granted against documentation in the form of interest-bearing securities, as opposed to traditional credit agreements, are reported on the balance sheet as one component of securities classified as fixed financial assets. Such credits are included by Skr 29,912.1 million (28,074.2) in the amount of other interest-bearing securities, classified as fixed financial assets, reported.

    The counterparty exposures related to interest-bearing securities are shown in Item 5.e "Operating and Financial Review and Prospects--Risk management--Credit or Counterparty Risks" in the table "Total Counterparty Risk Exposures".

    The following table includes aggregated book values and fair values of securities held at year-end.

SECURITIES HELD AT YEAR-END. AGGREGATED BOOK VALUES AND FAIR VALUES

                                                              2002                      2001
                                                     -----------------------   -----------------------
                                                     AGGREGATED                AGGREGATED
                                                        BOOK      AGGREGATED      BOOK      AGGREGATED
                                                       VALUE      FAIR VALUE     VALUE      FAIR VALUE
                                                     ----------   ----------   ----------   ----------
SECURITY ACCOUNT
Held-to-maturity...................................   31,369.2     31,978.3     29,429.3     29,819.5
Hedge..............................................   45,919.8     46,577.0     58,878.7     59,262.3
Trading............................................    8,113.2      8,113.2      5,110.6      5,110.6
                                                      --------     --------     --------     --------
Total..............................................   85,402.2     86,668.5     93,418.6     94,192.4

    Of the total book value, Skr 48,642.5 million was related to securities whose book value exceeded the nominal value and Skr 36,759.8 million was related to securities whose book value was below the nominal value. The nominal values for these two categories amounted to Skr 47,297.2 million and Skr
38,060.0 million, respectively.

INTEREST-BEARING SECURITIES

                                                                          AS OF DECEMBER 31, 2002
                                                      ---------------------------------------------------------------
                                                         TREASURIES & GOVERNMENT           OTHER INTEREST BEARING
                                                                BONDS ETC                        SECURITIES
                                                      ------------------------------   ------------------------------
                                                        BOOK       FAIR     SURPLUS/     BOOK       FAIR     SURPLUS/
                                                       VALUE      VALUE     DEFICIT     VALUE      VALUE     DEFICIT
                                                      --------   --------   --------   --------   --------   --------
CURRENT FINANCIAL ASSETS:
-- Government debt, Swedish.........................   1,469.0    1,565.1     96.1
-- Municipalities, Swedish..........................                                     240.0*     239.8*      -0.2*
-- Mortgage institutions, Swedish...................                                    4,091.8    4,090.7       -1.1
-- OTHER SWEDISH ISSUERS:
  -- Banking groups.................................                                    1,350.6    1,360.4        9.8
  -- Other financial corporations...................                                    1,267.4    1,276.9        9.5
  -- Other corporations.............................                                    6,358.2    6,486.9      128.6
-- Goverment debt, foreign..........................   3,128.9    3,191.5     62.6
-- Municipalities and provinces, foreign............     380.4      390.4     10.0
-- OTHER FOREIGN ISSUERS:
  -- Banking groups of which subordinated...........                                   19,775.6   19,963.0      187.4
  -- Other financial corporations...................      53.0       54.6      1.6     13,686.4   13,742.0       55.5
  -- Other corporations.............................                                    2,231.9    2,329.0       97.1
SUBTOTAL............................................   5,031.2    5,201.6    170.4     49,001.9   49,488.7      486.8
FIXED FINANCIAL ASSETS:
-- Government debt, Swedish.........................     862.6      981.7    119.1
-- Municipalities, Swedish..........................                                      595.0*     611.1*      16.1*
-- Mortgage institutions, Swedish...................                                      132.9      147.0       14.1
-- OTHER SWEDISH ISSUERS:
  -- Banking groups.................................                                    5,929.1    5,947.5       18.4
  -- Other financial corporations...................                                    1,282.4    1,284.8        2.4
  -- Other corporations.............................                                   12,848.1   13,087.4      239.3
-- Goverment debt, foreign..........................     114.7      125.8     11.1
-- Municipalities and provinces, foreign
-- OTHER FOREIGN ISSUERS:
  -- Banking groups.................................                                      950.7      939.1      -11.6
  -- Other financial corporations...................                                    1,451.6    1,503.4       51.8
  -- Other corporations.............................                                    7,201.9    7,350.3      148.4
SUBTOTAL............................................     977.3    1,107.5    130.2     30,391.8   30,870.7      479.0
  *--of which issued by public authorities..........                                      595.0*     611.1*      16.1*
TOTAL OF CURRENT AND FIXED FINANCIAL ASSETS:
-- Government debt, Swedish.........................   2,331.6    2,546.8    215.2
-- Municipalities, Swedish..........................                                      835.0*     850.9*      15.9*
-- Mortgage institutions, Swedish...................                                    4,224.7    4,237.7       13.0
-- OTHER SWEDISH ISSUERS:
  -- Banking groups.................................                                    7,279.8    7,307.9       28.1
  -- Other financial corporations...................                                    2,549.8    2,561.7       12.0
  -- Other corporations.............................                                   19,206.4   19,574.3      368.0
-- Goverment debt, foreign..........................   3,243.6    3,317.2     73.6
-- Municipalities and provinces, foreign............     380.4      390.4     10.0
-- OTHER FOREIGN ISSUERS:
  -- Banking groups of which subordinated...........       0.0        0.0      0.0     20,726.2   20,902.1      175.9
  -- Other financial corporation....................      53.0       54.6      1.6     15,138.0   15,245.5      107.4
  -- Other corporations.............................                                    9,433.8    9,679.3      245.5
GRAND TOTAL.........................................   6,008.5    6,309.1    300.4     79,393.7   80,359.4      965.7
  *-of which issued by public authorities...........                                      835.0*     850.9*      15.9*
Of which:
  S-system..........................................      75.3       83.1      7.8
  Securities subject to hedge accounting............  15,643.6   15,894.7    251.1     48,522.6   49,014.9      492.3
  Securities with market values quoted on an
    exhange.........................................   6,100.1    6,324.6    224.5     37,745.5   38,227.9      482.4

                                                                  TOTAL AS OF                   TOTAL AS OF
                                                               DECEMBER 31, 2002              DECEMBER 31, 2001
                                                       ------------------------------   ------------------------------
                                                         BOOK       FAIR     SURPLUS/     BOOK       FAIR     SURPLUS/
                                                        VALUE      VALUE     DEFICIT     VALUE      VALUE     DEFICIT
                                                       --------   --------   --------   --------   --------   --------
CURRENT FINANCIAL ASSETS:
-- Government debt, Swedish..........................   1,469.0    1,565.1      96.1     1,872.2    1,889.2      17.0
-- Municipalities, Swedish...........................     240.0*     239.8*     -0.2*
-- Mortgage institutions, Swedish....................   4,091.8    4,090.7      -1.1     3,870.4    3,884.8      14.4
-- OTHER SWEDISH ISSUERS:
  -- Banking groups..................................   1,350.6    1,360.4       9.7     2,606.1    2,619.3      13.2
  -- Other financial corporations....................   1,267.4    1,276.9       9.5     1,143.3    1,155.2      11.9
  -- Other corporations..............................   6,358.2    6,486.9     128.7     4,267.4    4,276.5       9.1
-- Goverment debt, foreign...........................   3,128.9    3,191.5      62.5    14,311.6   14,351.7      40.1
-- Municipalities and provinces, foreign.............     380.4      390.4      10.0       326.4      335.6       9.2
-- OTHER FOREIGN ISSUERS:
  -- Banking groups of which subordinated............  19,775.6   19,963.0     187.4    27,862.2   28,050.8     188.6
  -- Other financial corporations....................  13,739.4   13,796.6      57.3     4,568.0    4,606.0      38.0
  -- Other corporations..............................   2,231.9    2,329.0      97.1     3,161.6    3,203.8      42.2
SUBTOTAL.............................................  54,033.1   54,690.3     657.2    63,989.2   64,372.9     383.7
FIXED FINANCIAL ASSETS:
-- Government debt, Swedish..........................     862.6      981.7     119.1       950.2    1,134.3     184.1
-- Municipalities, Swedish...........................     595.0*     611.1*     16.1*      475.0*     478.8*      3.8*
-- Mortgage institutions,Swedish.....................     132.9      147.0      14.1       266.4      290.4      24.0
-- OTHER SWEDISH ISSUERS:
  -- Banking groups..................................   5,929.1    5,947.5      18.4     8,632.6    8,528.5    -104.1
  -- Other financial corporations....................   1,282.4    1,284.8       2.4       700.2      672.0     -28.2
  -- Other corporations..............................  12,848.1   13,087.4     239.3    11,282.6   11,573.3     290.7
-- Goverment debt, foreign...........................     114.7      125.8      11.1       138.6      151.5      12.9
-- Municipalities and provinces, foreign
-- OTHER FOREIGN ISSUERS:
  -- Banking groups..................................     950.7      939.1     -11.5       470.5      466.0      -4.5
  -- Other financial corporations....................   1,451.6    1,503.4      51.8         0.0        0.0       0.0
  -- Other corporations..............................   7,201.9    7,350.3     148.4     6,513.2    6,524.7      11.5
SUBTOTAL.............................................  31,369.2   31,978.4     609.2    29,429.3   29,819.5     390.2
*-of which issued by public authorities..............     835.0*     850.9*     15.9*      475.0*     478.8*      3.8*
TOTAL OF CURRENT AND FIXED FINANCIAL ASSETS:
-- Government debt, Swedish..........................   2,331.6    2,546.8     215.2     2,822.4    3,023.5     201.1
-- Municipalities, Swedish...........................     835.0*     850.9*     15.9*      475.0*     478.8*      3.8*
-- Mortgage institutions,Swedish.....................   4,224.7    4,237.7      13.0     4,136.8    4,175.2      38.4
-- OTHER SWEDISH ISSUERS:
  -- Banking groups..................................   7,279.8    7,307.9      28.1    11,238.7   11,147.8     -90.9
  -- Other financial corporations....................   2,549.8    2,561.7      11.9     1,843.5    1,827.2     -16.3
  -- Other corporations..............................  19,206.4   19,574.3     368.0    15,550.0   15,849.8     299.8
-- Goverment debt, foreign...........................   3,243.6    3,317.2      73.6    14,450.2   14,503.2      53.0
-- Municipalities and provinces, foreign.............     380.4      390.4      10.0       326.5      335.6       9.1
-- OTHER FOREIGN ISSUERS:
  -- Banking groups of which subordinated............  20,726.2   20,902.2     176.0    28,332.8   28,516.8     184.0
  -- Other financial corporations....................  15,191.0   15,300.1     109.1     4,568.0    4,606.0      38.0
  -- Other corporations..............................   9,433.8    9,679.3     245.5     9,674.7    9,728.4      53.7
GRAND TOTAL..........................................  85,402.2   86,668.5   1,266.3    93,418.6   94,192.4     773.8
  *-of which issued by public authorities............     835.0*     850.9*     15.9*      475.0*     478.8*      3.8*
Of which:
  S-system...........................................      75.3       83.1       7.8        73.4       83.6      10.2
  Securities subject to hedge accounting.............  64,166.2   64,909.6     743.4    63,981.7   64,372.9     391.2
  Securities with market values quoted on an
    exchange.........................................  43,845.6   44,552.5     706.9    51,848.6   52,527.7     679.1

NOTE 19.  SHARES IN SUBSIDIARIES

                                                  2002                                 2001
                                   ----------------------------------   ----------------------------------
                                   CONSOLIDATED    PARENT    OF WHICH   CONSOLIDATED    PARENT    OF WHICH
                                      GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM
                                   ------------   --------   --------   ------------   --------   --------
Shares in subsidiary
  (SEKTIONEN) (A)................      n.a.        103.5        --           n.a        103.5        --
Shares in subsidiary (SEK
  Securities) (B)................      n.a.         10.0        --           n.a          0.1        --
                                       ----        -----        --           ---        -----        --
Total............................        --        113.5        --            --        103.6        --

------------------------
(A): The wholly-owned subsidiary, AB SEKTIONEN (reg.no. 556121-0252), is domiciled in Stockholm. AB SEKTIONEN's shareholders' funds at year-end 2002 amounted to Skr 0.6 million. The nominal value of the shares was Skr
0.4 million. See also Note 1(a).

(B): The wholly-owned subsidiary, AB SEK Securities (reg.no. 556608-8885), is domiciled in Stockholm. AB SEK Securities' shareholders' funds at year-end 2002 amounted to Skr 10.5 million. The nominal value of the shares was Skr
10 million. See also Note 1(a).

    The net result of the Subsidiaries for the year 2002 was Skr 0.5 million (0.0).

NOTE 20.  OTHER ASSETS

                                                  2002                                 2001
                                   ----------------------------------   ----------------------------------
                                   CONSOLIDATED    PARENT    OF WHICH   CONSOLIDATED    PARENT    OF WHICH
                                      GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM
                                   ------------   --------   --------   ------------   --------   --------
Due from the State...............        65.7        65.7      65.7           51.7        51.7      14.0
Claim on subsidiary..............        n.a.        67.6        --           n.a.        39.2        --
Balanced premiums and discounts
  and corresponding items related
  to assets and liabilities,
  respectively (balanced as
  assets)........................       337.7       337.7        --          250.0       250.0        --
Derivative contracts with
  positive values................     2,674.0     2,674.0       0.2        4,233.3     4,233.3       0.8
Debt for which value has not yet
  been received..................       454.8       454.8        --        1,306.0     1,306.0        --
Claims for assets sold though not
  yet delivered and paid for.....       479.8       479.8        --          101.0       101.0        --
Other............................       514.0       514.0      95.0          556.1       556.1     175.4
                                      -------     -------     -----        -------     -------     -----
Total............................     4,526.0     4,593.6     160.9        6,498.1     6,537.3     190.2

NOTE 21.  PREPAID EXPENSES AND ACCRUED REVENUES

                                                  2002                                 2001
                                   ----------------------------------   ----------------------------------
                                   CONSOLIDATED    PARENT    OF WHICH   CONSOLIDATED    PARENT    OF WHICH
                                      GROUP       COMPANY    S-SYSTEM      GROUP       COMPANY    S-SYSTEM
                                   ------------   --------   --------   ------------   --------   --------
Interest revenues accrued........     3,394.7     3,394.7     139.9        3,970.0     3,970.0     232.9
Prepaid expenses and other
  accrued revenues...............         4.7         4.5        --            3.8         3.8        --
                                      -------     -------     -----        -------     -------     -----
Total............................     3,399.4     3,399.2     139.9        3,973.8     3,973.8     232.9

NOTE 22.  SENIOR DEBT

                                                       2002                                         2001
                                       ------------------------------------   ------------------------------------
                                       CONSOLIDATED    PARENT     OF WHICH    CONSOLIDATED    PARENT     OF WHICH
                                          GROUP        COMPANY    S-SYSTEM       GROUP        COMPANY    S-SYSTEM
                                       ------------   ---------   ---------   ------------   ---------   ---------
Total senior borrowings exclusive of
  senior securities issued...........        645.3        645.3        8.6         1,603.5     1,603.5        12.5
Total senior securities issued.......    111,968.3    111,968.3    3,170.1       121,697.5   121,697.5     5,158.6
                                         ---------    ---------    -------    ------------   ---------   ---------
Total senior debt outstanding........    112,613.6    112,613.6    3,178.7       123,301.0   123,301.0     5,171.1

Of which denominated in:
Swedish kronor.......................      6,557.2      6,557.2      202.2         6,538.5     6,538.5       423.3
Foreign currencies...................    106,056.4    106,056.4    2,796.5       116,762.5   116,762.5     4,747.8

The reported amount of total senior
  debt outstanding has been affected
  (reduced) by the following amounts,
  representing own debt
  repurchased........................     -6,325.5     -6,325.5         --       -14,105.7   -14,105.7          --

    The maturity profile of SEK's debt is included as one component of the graph "Development over Time of SEK's Available Funds" shown in Item 5.e "Operating and Financial Review and Prospects--Risk management--Funding and Liquidity Risks".

NOTE 23.  OTHER LIABILITIES

                                                         2002                                  2001
                                          -----------------------------------   -----------------------------------
                                          CONSOLIDATED    PARENT    OF WHICH    CONSOLIDATED    PARENT    OF WHICH
                                             GROUP       COMPANY    S-SYSTEM       GROUP       COMPANY    S-SYSTEM
                                          ------------   --------   ---------   ------------   --------   ---------
Liability to subsidiaries...............        n.a.         30.8       --            n.a.          2.2        --
Tax liability...........................        11.5         11.2       --              --           --        --
Balanced premiums and discounts and
  corresponding items related to
  liabilities and assets, respectively
  (balanced as liabilities).............       143.0        143.0      1.5            81.2         81.2       3.7
Derivative contracts with negative
  values................................     6,630.0      6,630.0      4.0         9,880.7      9,880.7     227.1
Liabilities related to assets acquired
  though not yet delivered and paid
  for...................................          --           --       --           169.5        169.5        --
Other...................................     3,763.3      3,763.3     59.5         3,756.0      3,756.0      61.7
                                            --------     --------     ----        --------     --------     -----
Total...................................    10,547.8     10,578.3     65.0        13,887.4     13,889.6     292.5

NOTE 24.  ACCRUED EXPENSES AND PREPAID REVENUES

                                                         2002                                  2001
                                          -----------------------------------   -----------------------------------
                                          CONSOLIDATED    PARENT    OF WHICH    CONSOLIDATED    PARENT    OF WHICH
                                             GROUP       COMPANY    S-SYSTEM       GROUP       COMPANY    S-SYSTEM
                                          ------------   --------   ---------   ------------   --------   ---------
Interest expenses accrued...............     2,923.9     2,923.9      241.1        3,503.7     3,503.7      328.8
Prepaid revenues and other accrued
  expenses..............................        64.9        64.5        0.0           61.9        61.6        0.0
                                             -------     -------      -----        -------     -------      -----
Total...................................     2,988.8     2,988.4      241.1        3,565.6     3,565.3      328.8

NOTE 25.  ALLOCATIONS

                                                  2002                                  2001
                                   -----------------------------------   -----------------------------------
                                   CONSOLIDATED    PARENT    OF WHICH    CONSOLIDATED    PARENT    OF WHICH
                                      GROUP       COMPANY    S-SYSTEM       GROUP       COMPANY    S-SYSTEM
                                   ------------   --------   ---------   ------------   --------   ---------
Pension liabilities..............       18.2        18.2          --          18.4        18.4            --
Deferred taxes related to untaxed
  reserves.......................      380.8        n.a.          --         385.0        n.a.            --
                                       -----        ----     ---------       -----        ----     ---------
Total............................      399.0        18.2          --         403.4        18.4            --

NOTE 26.  SUBORDINATED DEBT

                                                  2002                                  2001
                                   -----------------------------------   -----------------------------------
                                   CONSOLIDATED    PARENT    OF WHICH    CONSOLIDATED    PARENT    OF WHICH
                                      GROUP       COMPANY    S-SYSTEM       GROUP       COMPANY    S-SYSTEM
                                   ------------   --------   ---------   ------------   --------   ---------
Perpetual, non-cumulative
  subordinated loan, foreign
  currency (A),(B)...............     1,765.0     1,765.0         --        2,133.5     2,133.5           --
Non-perpetual, cumulative
  subordinated loan, foreign
  currency (C)...................       459.6       459.6         --        2,604.5     2,604.5           --
                                      -------     -------    ---------      -------     -------    ---------
Total subordinated debt
  outstanding....................     2,224.6     2,224.6         --        4,738.0     4,738.0           --

Of which denominated in:
Swedish kronor...................          --          --         --             --          --           --
Foreign currencies...............     2,224.6     2,224.6         --        4,738.0     4,738.0           --

------------------------
(A): Nominal value USD 150 million. Interest payments quarterly in arrears at a rate of 7.375 percent per annum provided that (i) SEK pays a dividend to its shareholders, or (ii) the Annual General Meeting has expressly approved such interest payments. Convertible, at SEK's option, into non-cumulative preference shares. Redeemable, at SEK's option, on or after September 1, 2003, at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

(B): Nominal value USD 50 million. Interest payments quarterly in arrears at a rate of 7.2 percent per annum provided that (i) SEK pays a dividend to its shareholders, or (ii) the Annual General Meeting has. expressly approved such interest payments. Convertible, at SEK's option, into non-cumulative preference shares. Redeemable, at SEK's option, on or after December 5, 2002, at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority.

(C): Nominal value EUR 50 million. Matures on June 21, 2010. Interest payments quarterly in arrears at a rate of Euribor plus 0.43 percent. Callable, at SEK's option, on or after June 21, 2005, at 100 percent of the nominal value. Redemption requires the prior approval of the Swedish Financial Supervisory Authority. If not called coupon will step up to Euribor plus 1.43 percent.

    The accrued interest related to the subordinated debt, at year-end Skr
10.8 million (27.3), has been included in the item "Accrued expenses and prepaid revenues".

NOTE 27.  SHAREHOLDERS' FUNDS

                                       SHARE
                                     CAPITAL(A)   OTHER NON-     TOTAL NON-                   NET PROFIT       TOTAL
                                     AND LEGAL   DISTRIBUTABLE  DISTRIBUTABLE  UNDISTRIBUTED   FOR THE     DISTRIBUTABLE
                                      RESERVE       CAPITAL        CAPITAL        PROFITS        YEAR         CAPITAL       TOTAL
                                     ----------  -------------  -------------  -------------  ----------   -------------  ---------
Consolidated Group 2002:
Opening balance....................   1,130.0         989.9        2,119.9           1,525.5                     1,525.5    3,645.4
Dividend paid during the year......                                                   -360.4                      -360.4     -360.4
Transfer between distributable and
  nondistributable shareholders'
  funds............................                     2.8            2.8              -2.8                         -2.8
Net profit for the year............                                                                479.7            479.7     479.7
                                      -------       -------        -------     -------------  ----------   --------------  --------
Closing balance....................   1,130.0         992.7        2,122.7           1,162.3       479.7          1,642.0   3,764.7
Parent Company 2002:
Opening balance....................   1,130.0                      1,130.0           1,545.8                      1,545.8   2,675.8
Dividend paid during the year......                                                   -360.4                       -360.4    -360.4
Net profit for the year............                                                                491.6            491.6     491.6
                                      -------       -------        -------     -------------  ----------   --------------  --------
Closing balance....................   1,130.0                      1,130.0           1,185.4       491.6          1,677.0   2,807.0
Consolidated Group 2001:
Opening balance....................   1,130.0       1,003.8        2,133.8           1,371.9                      1,371.9   3,505.7
Dividend paid during the year......                                                   -401.0                       -401.0    -401.0
Transfer between distributable and
  nondistributable shareholders'
  funds............................                   -13.9          -13.9              13.9                         13.9
Net profit for the year............                                                                540.7            540.7     540.7
                                      -------       -------        -------     -------------  ----------   --------------  --------
Closing balance....................   1,130.0         989.9        2,119.9             984.8       540.7          1,525.5   3,645.4
Parent Company 2001:
Opening balance....................   1,130.0                      1,130.0           1,390.2                      1,390.2   2,520.2
Dividend paid during the year......                                                   -401.0                       -401.0    -401.0
Net profit for the year............                                                                556.6            556.6     556.6
                                      -------       -------        -------     -------------  ----------   --------------  --------
Closing balance....................   1,130.0                      1,130.0             989.2       556.6          1,545.8   2,675.8

------------------------
(A): The share capital amounts to Skr 990 million (990,000 shares at Skr 1,000 each) and the legal reserve amounts to Skr 140 million. All line items in the column "Share capital and Legal reserve" include these two components.

    The Swedish Government's ownership share in SEK is approximately 65 percent and ABB's ownership share is approximately 35 percent.

    The ownership of the Swedish State is managed by the Ministry for Foreign Affairs, while the ownership of the ABB Group is held by ABB Structured Finance Investment AB.

    It is the intention of the shareholders and of the Company that SEK will always have risk capital that is well above the regulatory requirements.

    The Government and ABB established, in connection with the ownership change in June 2000, a guarantee fund of callable capital, amounting to Skr
600 million in total (Skr 300 million from each) in favor of SEK. SEK may call on capital under the guarantee fund if SEK finds it necessary in order to be able to fulfill its obligations.

NOTE 28.  CONTINGENT LIABILITES AND COMMITMENTS

    Contingent liabilities and commitments are reported in connection with the balance sheet. Further, the amounts are also specified in the table "Capital Base and Required Capital" in Item 5.d "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Adequacy".

    In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc.). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived. In the table "Capital Base and Required Capital" in Item 5.d "Operating and Financial Review and Prospects--Liquidity and Capital Resources--Capital Adequacy" are included derivative instruments to a nominal value amounting to Skr 243,285 million (243,965).

NOTE 29.  CERTAIN ASSETS AND LIABILITIES

BREAK-DOWN BY MATURITY, 2002

                                                                             3 MONTHS
                                                                             LESS THAN
                                                               MATURITY       MATURITY
                                                              LESS THAN      LESS THAN
                                  TOTAL         MATURITY     OR EQUAL TO     OR EQUAL TO
                               BOOK VALUE      ON DEMAND      3 MONTHS          YEAR
                              ------------     ----------   -------------   ------------
Total credits outstanding...      39,032.9          106.3         5,386.6        6,466.5
Interest-bearing
  securities................      85,402.2             --         7,200.3       19,806.3
TOTAL ASSETS................     124,435.1          106.3        12,586.9       26,272.8
Borrowing from credit
  institutions..............         611.9           44.6           181.7           14.5
Borrowing from the public...          33.4             --            20.7            9.3
Senior securities issued....     111,968.3             --         5,629.1        9,691.2
TOTAL SENIOR DEBT...........     112,613.6           44.6         5,831.5        9,715.0
NET.........................      11,821.5           61.7         6,755.4       16,557.8

                                  1 YEAR           5 YEARS
                                 LESS THAN        LESS THAN
                                 MATURITY          MATURITY
                                 LESS THAN        LESS THAN            MATURITY       AVERAGE
                                OR EQUAL TO       OR EQUAL TO        GREATER THAN     MATURITY
                                  5 YEARS          10 YEARS            10 YEARS      (IN DAYS)
                              ---------------   ---------------     --------------   ---------
Total credits outstanding...         21,396.2           4,938.1              739.2       1,022
Interest-bearing
  securities................         50,246.4           7,473.9              675.3         465
TOTAL ASSETS................         71,642.6          12,412.0            1,414.5
Borrowing from credit
  institutions..............            371.1                --                 --         352
Borrowing from the public...              2.7               0.7                 --         247
Senior securities issued....         57,418.8           9,923.3           29,305.9       2,986
TOTAL SENIOR DEBT...........         57,792.6           9,924.0           29,305.9       2,972
NET.........................         13,850.0           2,488.0          -27,891.4

BREAK-DOWN BY INTEREST-TERM MATURITY, 2002

                                                                        3 MONTHS         1 YEAR          5 YEARS
                                                                        LESS THAN       LESS THAN       LESS THAN
                                                         MATURITY       MATURITY         MATURITY       MATURITY
                                                        LESS THAN       LESS THAN       LESS THAN       LESS THAN
                              TOTAL       MATURITY     OR EQUAL TO     OR EQUAL TO     OR EQUAL TO     OR EQUAL TO
                            BOOK VALUE   ON DEMAND      3 MONTHS         1 YEAR          5 YEARS        10 YEARS
                            ----------   ----------   -------------   -------------   -------------   ------------
Total credits
  outstanding.............   39,032.9         106.3        13,657.4        10,872.2         9,977.3        3,940.4
Interest-bearing
  securities..............   85,402.2            --        48,882.9         8,521.4        22,237.1        5,737.5
TOTAL ASSETS..............  124,435.1         106.3        62,540.3        19,393.6        32,214.4        9,677.9
Borrowing from credit
  institutions............      611.9          44.6           181.7            14.5           371.1             --
Borrowing from the
  public..................       33.4            --            20.7             9.3             2.7            0.7
Senior securities
  issued..................  111,968.3            --        15,073.4        21,817.8        60,386.6        7,804.1
TOTAL SENIOR DEBT.........  112,613.6          44.6        15,275.8        21,841.6        60,760.4        7,804.8
NET.......................   11,821.5          61.7        47,264.5        -2,448.0       -28,546.0        1,873.1


                                              MATURITY        AVERAGE
                                             LESS THAN        MATURITY
                                              10 YEARS        (IN DAYS)
                                             -----------     ----------
Total credits outstanding..................        479.3            639
Interest-bearing securities................         23.3            281
TOTAL ASSETS...............................        502.6
Borrowing from credit institutions.........           --            352
Borrowing from the public..................           --            247
Senior securities issued...................      6,886.4          1,291
TOTAL SENIOR DEBT..........................      6,886.4          1,285
NET........................................     -6,383.8

NOTE 30.  COMPARISON OF BOOK VALUES AND FAIR VALUES

    Although, as a consequence of the policies applied with regard to interest-rate and currency exchange exposures, the net value of the Company's assets (with exception for assets held to hedge the return on the Company's equity), liabilities and off-balance sheet instruments generally is not materially affected by changes in interest-rates and currency exchange rates, the Company has determined--solely for the purpose of satisfying the regulations in effect--to report fair values of its assets, liabilities and other contracts at year-end. The Company has--with exception of the S-system, the results of which are settled by the State according to agreements between SEK and the State (see also Note 1 (b)--(c))--positive margins between the yield on its assets and the yield on its liabilities. These margins are reported on an accrual basis over the maturity of the underlying contracts. Accordingly, the fair value of the liabilities of SEK (i.e., SEK exclusive of the S-system) does not exceed the difference between, on the one hand, the aggregate fair value of SEK's assets and derivative contracts and, on the other hand, the book value of SEK's shareholders' funds. The following table includes book values and fair values (however, see below) for items reported, on or off balance sheet, in the cases when book values and fair values, according to the Company's calculations, differ.

    In the cases where quoted market values for the relevant items are available (which is the case for certain interest-bearing securities), such market values, calculated based on bid prices, have been used. However, it should be noted that for a large portion of the items there are no such quoted market values. In those cases, the fair values have been estimated or derived. The process of estimating or deriving such values naturally involves a high degree of uncertainty.

    In the process of estimating or deriving fair values, certain simplifying assumptions have been made. For instance, the fair values of credits with fixed interest rates have been calculated based on estimated market interest rates that would have been applicable if the credits had been granted on December 31, 2002, other things being equal. Similarly, the fair values of borrowings with fixed interest rates have been calculated based on estimated market interest rates that would have been applicable if the borrowings had been made on December 31, 2002, other things being equal. Further, the fair values of assets, liabilities, and other contracts with floating interest rates have, in accordance with the regulations, been approximated to be equal to the nominal amount of these contracts. The Company estimates the fair values of "Prepaid expenses and accrued revenues" and "Accrued expenses and prepaid revenues" to be approximately the same as their book values.

    Accordingly, the fair values reported do to a large extent represent values that have been estimated by the Company.

    No representation is made that the fair values reported reflect real market values.

    With regard to the S-system, it should be noted that the results under such system are settled by the State according to agreements between SEK and the State. See also Notes 1(b)-(c).

    Due to the large uncertainty about the fair values, the values in the following table are stated in billions of Swedish kronor.

    It should be noted that certain business contracts of the Company may include components that are included in various items, reported on- or off-balance sheet.

                         CONS. GROUP AND    OF WHICH    CONS. GROUP AND    OF WHICH       CONS. GROUP AND
                         PARENT COMPANY     S-SYSTEM    PARENT COMPANY     S-SYSTEM       PARENT COMPANY         OF WHICH S-SYSTEM
                           BOOK VALUE      BOOK VALUE     FAIR VALUE      FAIR VALUE   SURPLUS/DEFICIT VALUE   SURPLUS/DEFICIT VALUE
2002 (SKR BILLION)       ---------------   ----------   ---------------   ----------   ---------------------   ---------------------
Treasuries/government
  bonds..............                6.0          0.1               6.3          0.1                     0.3                     0.0
Other interest-bearing
  securities.........               79.4           --              80.4           --                     1.0                      --
Credits to credit
  institutions.......               13.0          6.5              12.9          7.0                    -0.1                     0.5
Credits to the
  public.............               26.0          5.0              26.3          5.1                     0.3                     0.1
Derivative contracts
  with positive
  values (net
  assets)............                2.7           --              -0.6           --                    -3.3                      --
Borrowing from credit
  institutions.......               -0.6          0.0              -0.5          0.0                     0.1                     0.0
Borrowing from the
  public.............                0.0          0.0               0.0          0.0                     0.0                     0.0
Senior securities
  issued.............             -112.0         -3.2            -113.8         -3.4                    -1.8                    -0.2
Derivative contracts
  with negative
  values (net
  liabilities (-))...               -6.6           --              -3.5           --                     3.1                      --
Subordinated
  securities issued..               -2.2           --              -3.0           --                    -0.8                      --


NOTE 31.  PROPOSAL FOR THE DISTRIBUTION OF PROFITS

    All amounts are in Skr million, unless otherwise indicated.

    The results of the Company's operations during the year and its financial position at December 31, 2002 can be seen in the Income Statements, Balance Sheets, Statements of Cash Flows and related Notes for the Consolidated Group and the Parent Company. The following proposal regarding distribution of profits relates to the Parent Company. Total distributable capital in the Consolidated Group as of December 31, 2002 was 1,642.0. Transfer to non-distributable capital in the Consolidated Group amounts to 0.1.

After the payment of a dividend of 360.4 to the shareholders as approved by the 2002 Annual General Meeting, the
  remaining profit carried forward is.......................  1,185.4
Add profit for the year after appropriations and taxes......    491.6
                                                              -------
At the disposal of the Annual General Meeting                 1,677.0
                                                              -------
The Board of Directors and the President propose that the
  Annual General Meeting dispose of these funds as follows:
--Dividend of Skr 323 per share, amounting to...............    319.8
--Remaining disposable funds to be carried forward..........  1,357.2
                                                              -------
                                                              1,677.0
                                                              -------

NOTE 32.  TRANSACTIONS WITH RELATED PARTIES

    The Company enters into transactions in the ordinary course of business with entities that are partially or wholly owned or controlled by the State, as well as with the other shareholder(s). Such transactions may include borrowings as well as extensions of credits (in the form of direct or pass-through credits). Transactions with such parties are conducted on the same terms (including interest rates and repayment schedules) as transactions with unrelated parties.

    The amounts of assets and liabilities in respect of related parties outstanding at December 31, 2002, 2001, and 2000, and selected other information regarding transactions with related parties during the three-year period ended December 31, 2002, are as follows:

                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF SKR)
Interest-bearing Securities.................................  2,331.6    2,822.4    3,404.0
Outstanding Credits(1)......................................    217.1      336.7      482.3
Outstanding Senior Debt.....................................     85.2       45.6       30.2
Outstanding Subordinated Debt...............................       --         --         --

------------------------
(1) Not including credits guaranteed by the State and related entities or other shareholders.

                                                                       YEAR ENDED
                                                                       DECEMBER 31,
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
                                                                   (IN MILLIONS OF SKR)
Net interest revenues(2)....................................    31.1       52.6      866.6
Net commission expenses.....................................    (6.0)      (6.0)      (6.0)

------------------------
(2) Excluding reimbursement from the State

NOTE 33. RECONCILIATION TO ACCOUNTING PRINCIPALS GENERALLY ACCEPTED IN THE UNITED STATES

    Swedish generally accepted accounting principles vary in certain respects from U.S. GAAP. The significant variations with respect to SEK excluding the S-system are:

    DEFERRED TAXATION--U.S. GAAP requires the recognition of a deferred tax liability on all taxable temporary differences in full. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in the future to the extent it is more likely than not that the benefit will be realized. Such comprehensive tax accounting has only been required in Sweden as from January 1, 2001 with the implementation of the provisions of IAS 12. Accordingly, certain deferred tax assets have not been recognized in SEK financial statements through December 31, 2000.

    OWN DEBT REPURCHASED--Under U.S. GAAP, any gain or loss incurred in connection with reacquisition of the Company's debt instruments would be recognized immediately together with gains or losses on early termination of related derivatives. Se Note 1 (p) for the Swedish GAAP treatment.

    DEBT SECURITIES--The Company holds a large hedge account in securities which under Swedish GAAP are reported on an amortized-cost basis (see Note 1(j)). The Company has determined to treat all of its securities held in the hedge account as "Available-for-Sale-Securities" under U.S. GAAP and, accordingly, to recognize related unrealised gains or losses, net of tax as comprehensive income.

    As of January 1, 1996, the Company transferred certain debt securities which were reported as trading-securities under US GAAP to held-to-maturity-securities. The excess of the market value over par value, previously recorded in income, at the date of such transfer is amortized over the remaining life of the security.

    DERIVATIVES--Statement of Financial Accounting Standard (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, were effective for the Company as of January 1, 2001. SFAS 133 and SFAS 138 require that an entity recognizes all derivatives as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative depends on the use of the derivative. Derivatives that are not designated as part of a hedging relationship must be adjusted to fair value through income. If a derivative is a hedge, depending on the nature of the hedge, the effective portion of the hedge derivative's change in fair value is either (i) offset against the change in fair value of the hedged asset, liability or firm commitment for the risk being hedged through income, or
(ii) held in equity until the hedged item is recognized through income. The ineffective portion of a hedge derivatives' change in fair value is recognized immediately in income.

    Certain assets, liabilities and designated derivatives had qualified for hedge accounting under previous U.S. GAAP standards. These hedging relationships did not on January 1, 2001, nor on December 31, 2001, qualify for hedge accounting under the new accounting standards. Therefore, the adoption of the new accounting standards increased the volatility of reported earnings under U.S. GAAP until June 30, 2002. From July 1, 2002, certain assets, liabilities and designated derivatives qualified for hedge accounting under the new accounting standards and thereby the volatility in earnings has been reduced.

    Adoption of these new accounting standards has resulted in the Company recording a cumulative after-tax increase in other comprehensive income of Skr 181 million (net of related income tax of Skr 71 million) at January 1, 2001. Also at January 1, 2001, the carrying value of certain assets and liabilities and designated derivatives that qualified for hedge accounting under previous U.S. GAAP standards and were deemed fair value hedges was adjusted by Skr
1,645 million with no impact on net income. Because such hedging relationships did not qualify for hedge accounting under the new accounting standards, changes in the fair value of the previously designated derivatives are being recognized in income while the adjustment to the carrying value of the assets and liabilities is being accreted to income on a level yield basis over an estimated average life of eleven years. Such changes in fair value and accretion are included in "derivatives and hedging activities" in the summary of significant adjustments tables which follow.

    FOREIGN EXCHANGE DIFFERENCES ON INVESTMENT SECURITIES--SEK holds securities in a number of different currencies which are classified as available for sale for U.S. GAAP purposes. No foreign exchange exposures arise from these, because, although the value of the assets in Swedish krona terms changes according to the relevant exchange rates, there is an identical offsetting change in the Swedish krona value of the related funding. Under Swedish GAAP both the assets and the liabilities are translated at closing exchange rates and the differences between historical book value and current value are reflected in foreign exchange effects in earnings, where they offset each other. This reflects the economic substance of holding currency assets financed by liabilities denominated in, or hedged into, the same currency.

    However, under U.S. GAAP, after the adoption of SFAS No. 133, the valuation effects of changes in currency exchange rates in value of the investments classified as available for sale and not otherwise hedged by a derivative in a fair value hedging relationship is taken directly to equity whereas the offsetting changes in Swedish krona terms of the borrowing is taken to earnings. This leads to an accounting result which does not reflect either the underlying risk position or the economics of the transactions.

    The result of the foregoing is that for the year 2002 SEK's U.S. GAAP profits are increased by Skr 2,695.9 million compared to Swedish GAAP profits, and for the year 2001 SEK's U.S. GAAP profits are reduced by Skr
2,458.9 million compared to Swedish GAAP profits, in each case before tax effects. There is no difference in total shareholders' funds between Swedish GAAP and U.S. GAAP as a result of this treatment (even though there are differences in individual components of shareholders' funds). The significant offsetting adjustments to net profit and shareholders' funds relating to this item have been applied from 2002. The numbers for 2001 as originally reported did not reflect these adjustments, in error, but have now been restated accordingly.

    OTHER--Other items include refunds of surplus from a multiemployer pension plan not yet collected recognized under Swedish GAAP but to be recognized on a cash basis under U.S. GAAP.

    EARNINGS PER SHARE--Earnings per share (Swedish GAAP) and earnings per share (U.S. GAAP) are calculated as, respectively, net profit (Swedish GAAP) per share and net profit (U.S. GAAP) per share. The total number of shares at December 31, 2002, was 990,000 (2001: 990,000, 2000: 990,000, 1999: 700,000). In
connection with the ownership change in 2000, a bonus issue of 290,000 shares was made in favor of the Swedish Government resulting in a total number of 990,000 outstanding shares in SEK. Therefore, the earnings per share (Swedish
GAAP) and earnings per share (U.S. GAAP) in 2000 were calculated on the average number of shares that year.

    No reconciliation of significant material variations between Swedish accounting principles and U.S. GAAP has been made with respect to the S-system because any such variations that affected the Company's net profit would be offset by an adjustment in the amount reimbursed by the State. (See Note 1(b) and (c)).

    The following is a summary of the significant adjustments to net profit and shareholders' funds that would be required if U.S. GAAP were to be applied instead of Swedish GAAP:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                                2002     2001(1)      2000
                                                              --------   --------   --------
                                                                (IN MILLIONS OF SKR UNLESS
                                                                    OTHERWISE STATED)
Net profit for the year under Swedish GAAP..................    479.7       540.7    601.8
After-tax effects of amortization of unrealised gains on
  securities transferred into the held-to-maturity category
  in 1996...................................................     (5.1)       (5.7)   (18.3)
Gains/(losses) in connection with repurchases of own-debt...     51.4        56.9     22.6
Transition adjustment related to adoption of SFAS 133.......       --          --     n.a.
Derivatives and hedging activities..........................    210.3     1,242.9     n.a.
Foreign exchange differences on available-for-sale
  securities................................................  2,695.9    (2,458.9)    n.a.
Other.......................................................     13.0        (0.3)   (12.7)
Tax effect of U.S. GAAP adjustments.........................   (831.8)      324.6     (2.8)
Deferred taxation...........................................        0       (12.5)    18.1
Net adjustments.............................................  2,133.7      (853.0)     6.9
Net profit (loss) for the year under U.S. GAAP..............  2,613.4      (312.3)   608.7

Earnings (loss) per share under U.S. GAAP (Skr).............  2,639.8        (315)     720

------------------------
(1) Restated.

                                                                 DECEMBER 31,
                                                             ---------------------
                                                               2002        2001
                                                             ---------   ---------
                                                             (IN MILLIONS OF SKR)
Shareholders' funds under Swedish GAAP.....................   3,764.7     3,645.4
Unamortized gains on securities transferred to held to
  maturity securities in 1996 on an after-tax basis........      22.3        27.4
After-tax difference between fair value and book value in
  available-for-sale securities............................      79.3       276.3
Transition adjustment related to adoption of SFAS 133
  resulting in an after-tax increase in other comprehensive
  income...................................................     181.5       181.5
Amortization of transition adjustment on an after-tax
  basis....................................................     (98.3)      (52.4)
Derivatives and hedging activities.........................   1,453.2     1,242.9
Gains/(losses) in connection with repurchases of
  own-debt.................................................      65.7        14.3
Other......................................................        --       (13.0)
Tax effect of U.S. GAAP adjustments........................    (425.3)     (348.3)
Deferred taxation..........................................       5.6         5.6
Net adjustments............................................   1,284.0     1,334.3
Shareholders' funds under U.S. GAAP........................   5,048.7     4,979.7

    Reportable segments of SEK's operations under SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" are the M-system and the S-system, both reported separately in the consolidated income statement with additional information in Note 1(b) and Note 1(c).

    The holding gains on available-for-sale securities, including foreign exchange difference adjusted from net profit, would under U.S. GAAP be reported with "Comprehensive Income" under SFAS No. 130 "Reporting Comprehensive Income". The following is a summary of the significant adjustments to Comprehensive Income that would be required if U.S. GAAP were to be applied instead of Swedish
GAAP:

                                                                  YEAR ENDED DECEMBER 31
                                                              ------------------------------
                                                                2002       2001       2000
                                                              --------   --------   --------
                                                                  (IN SKR MILLION UNLESS
                                                                    OTHERWISE STATED)
Net profit (loss) for the year under U.S. GAAP..............   2,613.4    (312.3)     608.7
Other comprehensive income:
After-tax difference between fair value and book value of
  available-for-sale securities (exclusive of foreign
  exchange differences).....................................    (197.0)      0.7     (120.6)
After-tax difference between fair value and book value of
  available-for-sale securities solely related to foreign
  exchange differences......................................  (1,941.0)  1,770.4         --
After-tax effect of transition adjustment related to
  adoption of SFAS 133......................................        --     181.5         --
After-tax effect of amortization of SFAS 133 transition
  adjustment................................................     (45.9)    (52.4)        --
Total other comprehensive income............................  (2,183.9)  1,900.2     (120.6)
Comprehensive income under U.S. GAAP........................     429.5   1,587.9      488.1

    ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES--SFAS 133 "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138 (the "Standard") is the foundation of a set of U.S. GAAP requirements for accounting for derivatives. The Standard requires that all derivative instruments be recorded on the balance sheet at fair value; the accounting for changes in fair value of the derivative depends on whether the derivative qualifies as a hedge. If the derivative instrument does not qualify as a hedge, changes in fair value are reported in earnings when they occur. However, if the derivative qualifies as a hedge, the accounting varies based on the type of risk being hedged (see previous discussion herein of accounting for derivatives in designated hedging relationships).

    In the hedging relationship of a financial asset or liability, SEK designates the risk being hedged as one of the following:

    (1) The risk of changes in the overall fair value of the entire hedged item

    (2) The risk of changes in its fair value attributable to changes in the designated benchmark rate (referred to as interest rate risk)

    (3) The risk of changes in its fair value attributable to changes in the related foreign currency exchange rates (referred to as foreign exchange risk)

    (4) The risk of changes in its fair value attributable to changes in the obligor's creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item's credit sector at inception of the hedge (referred to as credit risk).

    If the risk designated as being hedged is not the risk in (1) in the paragraph above, SEK may designate one or more of the other risks (interest rate risk, foreign currency exchange risk and credit risk) as the hedged risk. The benchmark interest rate being hedged in a hedge of interest rate risk will be specifically identified as part of the designation and documentation at the inception of the hedging relationship.

    As SEK currently hedges the risk of fair value changes in its loans or investments, the transactions are accounted for according to the fair value hedge model pursuant to SFAS 133.

    There are currently four different strategies used within SEK to hedge changes in fair value.

(A) Hedge of changes in fair value due to interest rates. It is SEK's objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is an interest rate swap
    (IRS), swapping fixed to floating interest rates.

(B) Hedge of changes in fair value due to interest and foreign exchange rates. It is SEK's objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e. to convert a fixed interest rate in one currency into a variable interest rate in the
    functional currency.   The hedging instrument is a Cross currency interest
    rate swap (CIRS), going from fixed interest rate in one currency to floating interest rate in another currency.

(C) Hedge of changes in fair value due to interest rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (A), above it is SEK's objective to mitigate the risk of changes in fair value due to changes in interest rates, i.e., to convert a fixed interest rate in loans or investments into a variable interest rate. The hedging instrument is a group of derivatives consisting of IRS and options, forwards or futures. The group of derivatives will result in going from fixed interest rate to floating interest rate.

(D) Hedge of changes in fair value due to interest and foreign exchange rates, including embedded derivatives bifurcated from debt host contracts. As in strategy (B) above, it is SEK's objective to mitigate the risk of changes in fair value due to changes in interest and foreign exchange rates, i.e., to convert a fixed interest rate in one currency into a variable interest rate in the functional currency. The hedging instrument is a group of derivatives consisting of CIRS and options, forwards or futures. The group of derivatives will result in going from fixed interest rate in one currency to floating interest rate in another currency.

    Both at inception of the hedge and on an ongoing basis, SEK's hedging relationships are expected to be highly effective in offsetting changes in fair values attributable to the hedged risks.

    The fair value of the derivative will be estimated using discounted cash flow analysis. The discount factors will be derived from the zero coupon curve, based on the swap curve, for each currency. Embedded features, such as options, futures or forwards will be valued using the best accessible market data and best practice valuation models. A valuation from an external counterparty may also be used. Using a market price for the transaction in question or for a similar transaction will derive the fair value of the option, future or forward contracts. The fair value may also be delivered from an external counterparty.